                                 ANNUAL REPORT

                                   THE STRONG

                             MUNICIPAL INCOME FUNDS




                       [PHOTO Anonymous Man With Woman]




                     THE STRONG MUNICIPAL MONEY MARKET FUND

                   THE STRONG SHORT-TERM MUNICIPAL BOND FUND

                     THE STRONG INSURED MUNICIPAL BOND FUND

                         THE STRONG MUNICIPAL BOND FUND

                   THE STRONG HIGH-YIELD MUNICIPAL BOND FUND




                                [STRONG LOGO]
                               DECEMBER 31,1994

                            SHAREHOLDER PRIVILEGES*

                               TELEPHONE PURCHASE
              Make additional investments from $50 to $25,000 into any Strong Fund by calling us toll-free at 1-800-368-3863.

                               TELEPHONE EXCHANGE
              If your financial goals change, you can exchange between any of the Strong Funds free of charge.

                              TELEPHONE REDEMPTION
              You can call toll-free to redeem your mutual fund shares at any time. Your shares will be redeemed no later than the close of the next business day.

                          AUTOMATIC INVESTMENT PLAN
              This plan allows you to set up regular transfers from your bank checking or NOW account to your Strong Funds account. The minimum amount per transfer is $50.

                         PAYROLL DIRECT DEPOSIT PLAN
              You can automatically transfer all or a portion of your net pay at each pay period. This eliminates the delay of depositing paychecks to your bank and then sending a check through the mail to Strong Funds.

                            AUTOMATIC EXCHANGE PLAN
              This plan allows you to exchange money from one Strong Fund to another. For example, you may want to set up automatic exchanges from a money market fund to an equity fund. The minimum amount per exchange is $50.

                         NO MINIMUM INVESTMENT PROGRAM
              The Funds will waive the minimum initial investment for investors using the Automatic Investment Plan.

              For more information about these privileges, call us at 1-800-368-3863.

              To reduce the volume of mail you receive, only one copy of certain materials, such as prospectuses and shareholder reports, is mailed to your household. Please call 1-800-368-3863 if you wish to receive additional copies, free of charge.

              *Each Fund reserves the right to terminate or modify any of these privileges.

                               TABLE OF CONTENTS


MESSAGE FROM THE CHAIRMAN . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2

INVESTMENT REVIEWS
  The Strong Municipal Money Market Fund  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4
  The Strong Short-Term Municipal Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       6
  The Strong Insured Municipal Bond Fund  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       8
  The Strong Municipal Bond Fund  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      10
  The Strong High-Yield Municipal Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      12

FINANCIAL INFORMATION
  Equivalent Taxable Yields . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      14
  Historical Investment Returns . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      16
  Summary of Investments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      16
  Historical Record . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      17
  Schedules of Investments in Securities
      The Strong Municipal Money Market Fund  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      18
      The Strong Short-Term Municipal Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      25
      The Strong Insured Municipal Bond Fund  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      26
      The Strong Municipal Bond Fund  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      28
      The Strong High-Yield Municipal Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      30
  Statements of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      33
  Statements of Assets and Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      34
  Statements of Changes in Net Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      35
  Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      37

FINANCIAL HIGHLIGHTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      41

REPORT OF INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      44

Message from the Chairman


Dear Strong Funds Investor:


We are pleased to report that 1994, our twentieth year, was extremely successful. In a challenging investment environment, our results were, once again, very satisfying, with many of our funds being among the top performers in their categories.

Mutual fund assets under management grew past $8 billion, and active accounts passed the 500,000 mark.

[PHOTO of Richard S. Strong]

Morningstar, Inc., a nationally recognized authority on mutual funds, assigns "star" ratings to funds, with 1 star as the lowest rating and 5 stars the highest. Of the twelve Strong Funds that Morningstar currently rates, all have at least a 3-star rating, and many carry 4 or 5 stars. We believe this objective, unbiased recognition of Strong Funds speaks extremely well for the talent and strength of our firm's investment department.

We are very encouraged by the shift that has occurred in the Congress as a result of the 1994 elections. Looking ahead, we believe this sweeping change will have a number of important implications. Among them:

- - -     Federal Reserve Board policies should be supported, not hampered, by
      Congress.

- - -     The U.S. dollar may once again become a bastion of stability and confidence.

- - -     Inflation should trend downward over time.

- - -     Entrepreneurial initiatives, investments and business should receive positive, rather than negative, legislative treatment.

With another year of solid investment results behind us and a favorable investment climate ahead, we are very confident in our future growth potential. To fully realize this potential, we forged ahead this past year and implemented strategic actions aimed at providing you with superior investment results, a wide and expanding range of investment products, and exceptional service.

First and foremost, our strategy relies on having very talented and dedicated people who are deeply committed to you and the stewardship of your investments. Our team enjoys a dynamic balance of successful and experienced portfolio managers, combined with our own rising young talent. Simply put, we believe that we have developed an excellent investment management team to serve you.

To further enhance the effectiveness of our entire organization, we made several significant additions to our management and administrative capabilities in 1994. We were very pleased to have John Dragisic join us as Vice Chairman. John brings with him many successful years of general management experience and a unique perspective on the company as a former member of the Strong Funds Board. Among several other new positions, we were particularly pleased with the appointment of Rochelle Lamm Wallach as President of Strong Advisory Services, a new unit that will lead our efforts in today's critically important retirement and financial intermediary markets. These appointments, and the others we have made during the past year, will contribute greatly to the continued growth and success we expect in our third decade.

These are important changes for you, because they not only strengthen the management of your Fund's advisor, but they also make it possible for us to continue building on our strengths with better service and a wider array of investment alternatives.

With these vital resources now in place, we look forward to the coming year with great confidence. We thank you for your continued support.

Sincerely,

/s/ Richard S. Strong
Richard S. Strong
Chairman

The Strong
 Municipal
     Money
    Market
      Fund

As of 12/30/94

7-DAY

CURRENT
YIELD(2)
4.54%
7-DAY
EFFECTIVE
YIELD(2)
4.64%

The Strong Municipal Money Market Fund is managed for a high level of federally tax-exempt income, principal preservation, and daily liquidity.

Since its inception on October 23, 1986, the Strong Municipal Money Market Fund has provided its shareholders with consistently superior returns. Based on total return from its inception through December 31, 1994, the Fund ranked #1 of 60 tax-exempt money market funds tracked by Lipper Analytical Services, a respected mutual-fund evaluation service. The Fund carries outstanding rankings for more recent periods, as well, ranking #1 of 121 funds and #1 of 84 funds, respectively, for the one- and five-year periods ended December 31, 1994.(1)

                               ATTRACTIVE YIELDS

As of December 30, 1994, the Strong Municipal Money Market Fund's 7-day current yield was 4.54%, and its 7-day effective yield--which reflects compounding--was 4.64%.(2) The following table shows the Fund's equivalent taxable yields for each of 1994's federal income tax brackets.


                           EQUIVALENT TAXABLE YIELDS(2)
                                 as of 12/30/94


                                                                                           Your tax-exempt
                                                                                           effective yield of
             Taxable Income                                                                     4.64%
                                                                    Marginal               is equivalent to a
Joint Return                        Single Return                   Tax Rate               taxable yield of:
  $38,000                             $22,750
  & under                             & under                       15%                       5.46%

  $38,001-                            $22,751-
  91,850                               55,100                       28%                       6.44%

  $91,851-                            $55,101-
  140,000                             115,000                       31%                       6.72%

  $140,001-                           $115,001-
  250,000                             250,000                       36%                       7.25%

  over                                over
  $250,000                            $250,000                      39.6%                     7.68%

                            A HIGH-QUALITY PORTFOLIO

The Strong Municipal Money Market Fund invests only in short-term securities with minimal credit risk. All of the Fund's holdings are rated within the top two short-term rating categories or are of comparable quality. Furthermore, we have not invested in the types of derivatives identified by the Securities and Exchange Commission as unsuitable for money market funds.

                        [PHOTO Four Children Playing]

This year, as in the past, our extensive research process helped us identify opportunities to gain incremental yield without compromising credit quality. We believe all our holdings remain sound and that the Fund is--and will continue to be--solidly valued at $1.00 per share. (3)

                              BELT AND SUSPENDERS

More than 96% of the assets in the portfolio carry some type of quality enhancement, such as collateral, insurance, or an institutional support agreement, making the securities eligible for investment by the Fund. Because these arrangements act like suspenders on top of a belt, providing a promise--above and beyond the promise of the original issuer--to pay principal and interest, they boost the quality of these securities.

To further enhance the Fund's stability, over 55% of the Fund's net assets carry a daily or weekly "put" feature. Because these securities can be sold in seven days or fewer at their contractual par value, they provide the Fund with a substantial cushion of liquidity.

                              HIGHER RATES IN 1995

As we expected, the Federal Reserve repeatedly raised short-term interest rates throughout 1994. The resulting turbulence in both the stock and bond markets underscored for many investors the wisdom of maintaining a portion of their investments in a safe harbor, such as a money market fund. If you are among our new investors, welcome aboard; and if you have been with us for some time, thank you for your continued confidence.

Looking ahead to 1995, we expect interest rates will continue to climb, although at a somewhat slower pace than in 1994. As always, whatever the economic environment, we remain committed to preserving the integrity of your investment and providing you with top-quality investment results. We believe that the Strong Municipal Money Market Fund is well-positioned to continue its performance in the future, and we pledge our continued best efforts in the years to come.

Sincerely,

                         [PHOTO of Steven D. Harrop]

/s/ Steven D. Harrop
Steven D. Harrop
Portfolio Manager


(1) The Fund's Lipper rankings in the tax-exempt money market fund category are based on total-return performance through 12/31/94. From time to time, the Fund's advisor has waived its management fee, which has resulted in higher returns. All performance rankings are historical and do not represent future results.

(2) Yields are annualized for the 7 days ended 12/30/94, are historical, and will vary. The Fund's income may be subject to state and local taxes and, depending on your tax status, the Alternative Minimum Tax. The equivalent taxable yields are based on the Fund's effective yield, which assumes reinvested income. The chart reflects 1994 marginal federal income tax rates before limitations and phase-outs. Individuals with adjusted gross income exceeding $111,800 should consult their tax advisor to determine their actual 1994 marginal tax rate.

(3) An investment in the Fund is neither insured nor guaranteed by the U.S. government, and there can be no assurance that the Fund will be able to maintain a stable share price of $1.00.

The Strong
Short-Term
 Municipal
 Bond Fund

As of 12/30/94
- - --------------
    30-DAY
  ANNUALIZED
    YIELD
    5.08%

   AVERAGE
  MATURITY(2)
  0.9 years

   AVERAGE
   QUALITY
      AA


By investing in a diversified portfolio of short-term municipal securities, the Strong Short-Term Municipal Bond Fund seeks to provide its shareholders with as high a level of federally tax-exempt income as is consistent with preservation of capital.

The Strong Short-Term Municipal Bond Fund's annualized 30-day yield finished the year at 5.08%, more than 130 basis points higher than its 1993 year-end level.(1) The table on page 14 shows the Fund's equivalent taxable yields for each of 1994's federal income tax brackets.

                                HIGHER RATES AND
                            ACCELERATED REDEMPTIONS

A number of forces combined to exert downward pressure on municipal bond prices throughout 1994. The Federal Reserve, with six rate increases since February, sought to apply the brakes to economic growth in an effort to stave off the threat of inflation. Although the financial markets seemed more comfortable with the Fed's tactics by late fall, the bank's initial efforts caught many investors off guard.

In February, as higher interest rates translated into lower bond prices, many new bond and bond-fund investors--who were unaccustomed to the market's volatility--began what has evolved into a ten-month sell-off. In the municipal bond market, where mutual funds play an especially large role, the higher-than-usual redemptions drove many funds simultaneously to liquidate portions of their portfolios, pushing a weak market even lower, and with surprising speed.

Finally, concern late in the year over several selected credit situations--Orange County, California's bankruptcy, for example--dampened what had appeared to be the start of a rally in the municipal markets. For the most part, we believe these are isolated events precipitated by imprudent investment strategies,



                                                      GROWTH OF AN
                                               ASSUMED $10,000 INVESTMENT
                                               from 12/31/91 to 12/31/94

                                                  12/91         6/92        12/92        6/93        12/93      6/94     12/94
The Strong Short-Term Municipal Bond Fund        10,000        10,345       10,716      11,118      11,441     11,322    11,256
Lehman Brothers 3-Year Municipal Bond Index      10,000        10,309       10,643      11,022      11,305     11,276    11,383

Average Annual
Total Returns
through 12/31/94

Since inception
  on 12/31/91
    4.02%

   1-year
  -1.61%



This graph, prepared in accordance with SEC regulations, compares a $10,000 investment in the Fund, made at its inception, with a similar investment in the Lehman Brothers 3-Year Municipal Bond Index, an unmanaged, total-return performance benchmark for the 3-year, tax-exempt bond market. Results include the reinvestment of all dividends and capital gains. Source for the index data is Micropal. Performance is historical and does not represent future results. Investment returns and principal value vary, and you may have a gain or loss when you sell Fund shares. Please see the Historical Investment Returns section for more information on the Fund's performance record.

(1) The Fund's income may be subject to state and local taxes and, depending on your tax status, the Alternative Minimum Tax. At the end of 1993, the Fund's annualized 30-day yield was 3.76%.

(2) When-issued securities and futures contracts are reflected in the Fund's average maturity.

not by problems inherent in the municipal or derivatives markets. However, regardless of the root cause, the resulting market turbulence affected most funds, even those--like the Strong Short-Term Municipal Bond Fund--that held no bonds issued by those municipalities.

                                  OUR STRATEGY

Last spring, to boost the Short-Term Municipal Bond Fund's yield and take advantage of what we expected to be a flattening yield curve, we began buying longer-term bonds, capturing higher current income while hedging the commensurate interest-rate risk with exchange-traded futures and options. Although this strategy helped lead the Fund to one of the highest yields in its category, we have been disappointed by the resulting total return. Going forward, however, we believe the longer maturity/short futures strategy is a sound one, primarily because we expect the yields on long-term securities to decline, causing these securities to increase in value relative to shorter-term issues.

Another benefit of this strategy is that it allows us to enhance the income potential of the Fund without relaxing our credit standards. The two most common avenues to a higher current income are longer maturities and lower credit quality. Because we have elected to pursue the former, we have been able to avoid sacrificing the latter. The Fund's average quality rating remains a solid AA.


        BOND QUALITY
AAA & comparable                          42.0%
AA & comparable                           14.2%
A & Comparable                            26.9%
BBB & comparable                          21.3%


Weighted average ratings of fixed income securities as a percentage of net assets on 12/31/94. 14.3% of the Fund's net assets are unrated securities for which the advisor has made a comparable-quality determination.

                            IN 1995, SLOWER GROWTH,
                                  FEWER BONDS

By mid-year, we expect economic growth to begin to slow and interest rates to begin to decline. This, combined with 1994's elimination from the bond market of many highly leveraged, institutional investors, should make 1995 a less volatile year for municipal bonds. However, should economic growth accelerate--or should some unforeseen event or scandal shock the market--we could be in for further turbulence.

               [PHOTO of Thomas J. Conlin and Greg D. Winston]

With higher interest rates, new-issue volume has slowed significantly over the past year. In addition, we expect that many investors will be searching for tax-free replacements as their older, high-coupon bonds are called for redemption in the coming months. The resulting supply/demand imbalance should push municipal bond prices higher.

We appreciate your confidence in us during this rather difficult year, and we're looking forward to a more prosperous 1995.

Sincerely,

/s/ Thomas J. Conlin
Thomas J. Conlin
Portfolio Manager

/s/ Greg D. Winston
Greg D. Winston
Portfolio Manager

Effective January 9,
1995, Thomas J. Conlin
and Greg D. Winston
assumed portfolio
management duties
for the Fund, which
had been managed by
G. Nolan Smith
since 1992.

The Strong
   Insured
 Municipal
 Bond Fund

As of 12/30/94
    30-DAY
  ANNUALIZED
    YIELD
    5.33%
   AVERAGE
  MATURITY(2)
  18.5 years
   AVERAGE
   QUALITY
     AAA


By investing primarily in a portfolio of municipal securities that are insured for the timely payment of interest and repayment of principal, the Strong Insured Municipal Bond Fund seeks to provide as high a level of income exempt from federal income tax as is consistent with capital preservation.

As of December 30, 1994, the Strong Insured Municipal Bond Fund's annualized 30-day yield was 5.33%, giving investors in the 36% tax bracket an equivalent taxable yield of 8.33%.(1) The table on page 14 shows the Fund's equivalent taxable yields for each of 1994's federal income tax brackets.

                    RISING RATES HURT INSURED PRICES IN 1994

Although 1994 was a tough year for bonds in general, most insured municipal bond funds experienced especially sharp declines. Because insured bonds are among the most liquid and easily traded municipal securities, they tend to be the first instruments sold when mutual funds experience redemptions. When investors began to trim back their long-term municipal bond holdings in 1994, large quantities of insured bonds entered the marketplace simultaneously. This cycle occurred twice in 1994--in February and November--and, in both instances, insured bond prices suffered sharp declines.

It is equally important to recognize, however, that the markets can also rebound quickly- and that insured bonds have often led the way. Indeed, during December the tone of the market turned more constructive, and the Fund gained back a great deal of ground, although not enough to erase the decline experienced earlier in the year.



                                                      GROWTH OF AN
                                               ASSUMED $10,000 INVESTMENT
                                               from 11/25/91 to 12/31/94

                                               11/91      12/91       6/92      12/92     6/93      12/93      6/94       12/94
The Strong Insured Municipal Bond Fund         10,000      10,335     11,082    11,685    12,621    13,186     12,361    12,333
Lehman Brothers Insured Municipal Bond Index   10,000      10,230     10,658    11,184    12,038    12,641     11,995    11,885

Average Annual
Total Returns
through 12/31/94

Since inception
  on 11/25/91
    7.00%

  3-year
  6.07%

  1-year
  -6.47%



This graph, provided in accordance with SEC regulations, compares a $10,000 investment in the Fund, made at its inception, with a similar investment in the Lehman Brothers Insured Municipal Bond Index, an unmanaged, total-return performance benchmark for the insured, tax-exempt bond market. To equalize the time periods, we have prorated the Index's performance for the month of November 1991. Results include the reinvestment of all dividends and capital gains. Performance is historical and does not represent future results. Investment returns and principal value vary, and you may have a gain or loss when you sell Fund shares. Please see the Historical Investment Returns section for more information on the Fund's performance record.

(1) The Fund's income may be subject to state and local taxes and, depending on your tax status, the Alternative Minimum Tax.

(2)   When-issued securities are reflected in the Fund's average maturity.

(3) Issue Insurance and Mutual Fund Insurance insure the timely payment of interest and principal of the insured security but do not protect the market value of the underlying security or the net asset value of the Fund's shares.

                                  THE BENEFITS
                                OF INSURANCE AND
                                DIVERSIFICATION

The widely publicized problems in Orange County, California underscore the benefit of investing in insured credits. The vast majority of your Fund's holdings (95.4%, as of December 31, 1994) are insured by a nationally recognized group of insurers. Should a bond's original issuer default on a payment, its insurer is obligated to make prompt payments of both interest and principal, when due.(3)

We believe Orange County's problems were not caused solely by the derivative investments in their fund, but rather by the mismanagement of those investments. Nonetheless, Orange County's situation also underscores the benefit of diversifying across a variety of issuers and areas of the country. As of December 31, 1994, the Fund held securities of 36 different issuers, with no more than 23.2% of its assets concentrated in any single state.

                                 A HIGH-QUALITY
                                   PORTFOLIO

Even though all of the securities in the Fund's portfolio must be rated AAA, our philosophy has always been to conduct our own research, rather than rely solely on the ratings assigned by the large ratings agencies. We analyze each bond as if we were evaluating the viability of a business--not just the reputation of the issuing municipality. By researching both the securities themselves and the national insurance syndicates, we believe we can better offer our shareholders a portfolio composed of truly top-tier securities with minimal credit risk. As a side note, although the Fund's prospectus allows us to employ certain types of derivatives, we have never chosen to use them in the past, nor do they fit into our current investment strategy.

                               SECTOR ALLOCATION
             (Top ten sectors based on net assets as of 12/31/94)

Hospitals                                    19.2%
Water & Sewer                                17.9%
Electric Power                               13.8%
Pollution Control                            13.2%
General Obligation                           11.8%
Lease                                         6.7%
Transporation                                 5.7%
Multi-Family Mortgage                         3.1%
Toll Road                                     2.0%
Tax Allocation                                0.8%

Please see the Schedule of Investments in Securities for a complete listing of the Funds's portfolio.
                                    OUTLOOK

Within six to nine months, we expect interest rates to begin to decline. We believe that long-term municipal bonds are currently undervalued, and we expect long-term yields to come down significantly. The resulting rally should push the prices of long-term insured municipal bonds higher.

We appreciate your investment in the Strong Insured Municipal Bond Fund. While it has been a difficult year, we believe the long-term prospects for this market are excellent, and we look forward to earning your continued confidence in the years to come.

Sincerely,

/s/ Thomas J. Conlin                                          [PHOTO of Thomas
Thomas J. Conlin                                               J. Conlin and
Portfolio Manager                                              Mary-Kay H.
                                                               Bourbulas]

/s/ Mary-Kay H. Bourbulas
Mary-Kay H. Bourbulas
Portfolio Manager

The Strong
 Municipal
 Bond Fund

As of 12/30/94
30-DAY
ANNUALIZED
YIELD
6.22%
AVERAGE
MATURITY
19.4 years
AVERAGE
QUALITY
AA

The Strong Municipal Bond Fund pursues a high level of current income exempt from federal income tax by investing in a diversified portfolio composed primarily of investment-grade municipal bonds.

As of December 30, 1994, the Strong Municipal Bond Fund's annualized 30-day yield was 6.22%, giving investors in the 36% tax bracket an equivalent taxable yield of 9.72%.* The table on page 14 shows the Fund's equivalent taxable yields for each of 1994's federal income tax brackets.

                              HIGHER RATES PUSHED
                               BOND PRICES LOWER

The bond market's troubles began in early February, when the Federal Reserve began raising short-term interest rates in an effort to keep inflation in check. Although municipal prices fell across all maturities, the long end of the market was generally affected more than the short end. As higher interest rates translated into lower bond prices, many investors sold off portions of their investments. The resulting surplus of available bonds in the marketplace further depressed prices and prompted more investors to redeem.

Because the majority of its investor base consists of American individuals--and, for the most part, excludes foreign investors--the municipal bond market does not enjoy as broad a demand as do other types of fixed-income securities. Thus, an expanding or contracting supply of available securities can have a more dramatic effect on municipal bond prices. On a positive note, however, the municipal market regained significant ground in December, with bond prices moving up in response to strong buyer demand.

                              INVESTMENT STRATEGY

Anticipating higher rates, we began the year with an emphasis on shorter-duration, high-quality securities in an effort to make the portfolio less sensitive to interest-rate risk. We were therefore able to weather the market's initial correction in February fairly well.

Although we anticipated an additional correction later in the year, November's downturn was unexpectedly swift and severe, causing many bond investors to redeem mutual funds, thus putting further pressure on bond prices. The correction subsided in December, as investors' concerns about inflation faded and their focus apparently turned to relative value. By positioning the Fund in high-quality, discounted securities, we were able to participate in the resulting rally.

Breaking news stunned the market late in the year, when Orange County, California declared bankruptcy. Although we did not hold any bonds issued by Orange County or any of its municipalities--nor do we employ any of the leveraged derivative strategies that apparently got the County in trouble--their credit problems highlight the importance of diversifying by issuer and geographic region. At year-end, we held securities of 66 different issuers, and no more than 10.9% of assets were concentrated in any single state.


                               SECTOR ALLOCATION
              (Top ten sectors based on net assets as of 12/31/94)

Hospital Revenue                              25.7%
Pollution Control Revenue                     13.8%
Electric Power Revenue                        10.9%
Lease Revenue                                  8.9%
Water & Sewer Revenue                          8.6%
General Obligation                             5.2%
Retirement Center Revenue                      4.3%
Multi-Family Mortage Revenue                   3.1%
Single-Family Mortgage Revenue                 3.0%
Toll Road Revenue                              2.6%

Please see the Schedule of Investments in Securities for a complete listing of the Fund's portfolio.

We continue to concentrate our efforts on those sectors we believe are poised for growth over the next ten to twenty years. These include facilities--such as nursing homes, hospitals, and retirement-housing communities--that serve America's rapidly growing population of senior citizens, as well as infrastructure projects intended to update our nation's schools, roadways, and water and sewer systems.

                                    OUTLOOK

By the third quarter of 1995, we expect U.S. economic growth to begin to slow and interest rates, as a result, to decline. We believe that long-term municipal bonds are currently undervalued, and we expect long-term yields to eventually come down substantially, raising the value of these securities.

Favorable supply/demand dynamics is another factor in our moderately bullish outlook for long-term municipal bonds. Because it is more expensive to introduce bond issues when interest rates are rising, new-issue volume has slowed significantly over the past year. Additionally, many investors are likely to be searching for alternative tax-exempt investments as more bonds are called in 1995. Barring an unexpectedly swift overhaul of the tax code by the new Congress, we believe the resulting supply/demand pressure could help push municipal bond prices higher.

Thank you for your continued confidence in our investment management. It has been a difficult year, but we strongly believe better times are ahead.

Sincerely,

/s/ Thomas J. Conlin                                     [PHOTO of Thomas J.
Thomas J. Conlin                                          Conlin and Mary-Kay
Portfolio Manager                                         H. Bourbulas]

/s/ Mary-Kay H. Bourbulas
Mary-Kay H. Bourbulas
Portfolio Manager



                                                      GROWTH OF AN
                                               ASSUMED $10,000 INVESTMENT
                                               from 10/23/86 to 12/31/94

                                              10/86     12/86     12/87    12/88    12/89    12/90    12/91   12/92   12/93   12/94
The Strong Municipal Bond Fund                10,000    10,129     9,949   10,705    11,463   11,995  13,598  15,256  17,052  16,275
Lehman Brothers Municipal Bond Index          10,000    10,216    10,370   11,423    12,656   13,578  15,227  16,568  18,602  17,640

Average Annual
Total Returns
through 12/31/94

Since inception
  on 10/23/86
    6.13%

   5-year
   7.26%

   3-year
   6.17%

   1-year
   -4.55%


This graph, provided in accordance with SEC regulations, compares a $10,000 investment in the Fund, made at its inception, with a similar investment in the Lehman Brothers Municipal Bond Index, an unmanaged, total-return performance benchmark for the investment-grade, tax-exempt bond market. To equalize the time periods, we have prorated the Index's performance for the month of October 1986. Results include the reinvestment of all dividends and capital gains. Source for the index data is Micropal. Performance is historical and does not represent future results. Investment returns and principal value vary, and you may have a gain or loss when you sell Fund shares. Please see the Historical Investment Returns section for more information on the Fund's performance record.

* The Fund's income may be subject to state and local taxes and, depending on your tax status, the Alternative Minimum Tax.

The Strong
High-Yield
 Municipal
 Bond Fund

As of 12/30/94
30-DAY
ANNUALIZED
YIELD(1)
8.02%
AVERAGE
MATURITY(2)
17.1 years
AVERAGE
QUALITY
BBB

The Strong High-Yield Municipal Bond Fund seeks to provide a high level of current income exempt from federal income tax by investing in a diversified portfolio of longer-term, medium- and lower-quality municipal bonds.

Based on the Fund's December 30, 1994, annualized 30-day yield of 8.02%, investors in the 36% tax bracket enjoyed an equivalent taxable yield of 12.53%.(1) The table on page 14 shows the Fund's equivalent taxable yields for each of 1994's federal income tax brackets.

                            A TOUGH MARKET FOR BONDS

This past year produced what was perhaps the most difficult investment environment for municipal bonds in six years. The Federal Reserve's persistent, preemptive attacks on future inflation pushed interest rates significantly higher in 1994. Although the yield curve for taxable Treasury securities flattened noticeably during the year--meaning the spread between short-term and long-term yields narrowed--the municipal bond curve remained comparatively steep as prices fell across the entire maturity range.

The municipal market experienced two episodes of severely diminished liquidity in 1994. Though short-lived, these events in February and November affected the prices of most municipal bonds. They were marked by fund companies selling securities to meet cash requirements, as many investors, prompted by falling share prices, redeemed portions of their funds.

Although the Strong High-Yield Municipal Bond Fund did experience significant redemptions this fall, we were relatively well-positioned to handle them. Over the course of the year, we had increased our exposure to AAA-rated securities in order to provide ample liquidity during times of extreme market volatility. As a result, we were able to draw on those holdings to raise the needed cash without having to liquidate the core holdings of the portfolio.


                                 BOND QUALITY(2)
                     (Based on market value as of 12/31/94)
                                 [PIE CHART]

BBB & comparable                     46.2%
BB & comparable                      38.6%
AAA                                   7.8%
B & comparable                        6.6%
CCC-equivalents & below               0.8%

73.6% of the Fund's net assets are unrated securities for which the advisor has made a comparable-quality determination.

                               HIGH-YIELDS FARED
                                BETTER THAN MOST

In general, high-yield bonds tend to be less affected by inflation fears than other sectors of the municipal market, because their higher coupon rates help offset price declines. High-yield bonds are additionally buoyed by the fact that, in times of economic expansion, investors tend to worry less about issuers' ability to meet their credit obligations.

While we recognize that relative performance is little solace to many bond investors this year, the Strong High-Yield Municipal Bond Fund was down just 0.99% for the year, while the Lehman Brothers Municipal Bond Index, which is generally representative of the overall municipal bond market, lost 5.17% over the same period. The Fund also outperformed most other mutual funds of its type. Its calendar-year total return ranked it #5 of the 36 high-yield municipal debt funds tracked by Lipper Analytical Services.(1)

                               INVESTMENT THEMES

We continue to focus our investments in areas that we believe are poised for growth over the next ten to twenty years. Our largest commitment by far is to those areas affected by the aging of America. Demographic shifts are driving the need to build facilities--such as hospitals, nursing homes, and retirement-housing communities--to care for our country's expanding elderly population.

We also continue to monitor the infrastructure sectors for attractive investment opportunities in schools, airports, roads, bridges, and water and sewer systems.

                                    OUTLOOK

Within six to nine months, we expect interest rates will begin to decline. Because we believe long-term municipal bonds are currently undervalued, we expect long-term yields to come down significantly, producing a relatively strong rally.

High interest rates over the past year have dissuaded issuers from bringing new deals to market, shrinking the supply of long-term bonds considerably. Barring any drastic, immediate changes to the tax code, we expect the demand for municipals to remain relatively strong, since a large number of bonds are likely to be called in 1995, leaving many investors searching for tax-free replacements. As the municipal market stabilizes, the resulting demand/supply imbalance could help lead municipal bond prices higher.

We thank you for your investment in the Strong High-Yield Municipal Bond Fund, and we look forward to earning your continued confidence in the years to come.

Sincerely,

/s/ Thomas J. Conlin                                 [PHOTO of Thomas J.Conlin
Thomas J. Conlin                                      and Mary-Kay H. Bourbulas]

Portfolio Manager

/s/ Mary-Kay H. Bourbulas
Mary-Kay H. Bourbulas
Portfolio Manager


                                                      GROWTH OF AN
                                               ASSUMED $10,000 INVESTMENT
                                               from 10/1/93 to 12/31/94

                                              10/93      12/93    3/94     6/94     9/94     12/94
The Strong High-Yield Municipal Bond Fund     10,000    10,266    10,007   10,169   10,288   10,165
Lehman Brothers Baa Municipal Bond Index      10,000    10,164     9,627    9,757    9,803    9,609

Average Annual
Total Returns
through 12/31/94

Since inception
  on 10/1/93
     1.32%

   1-year
   -0.99%



This graph, prepared in accordance with SEC regulations, compares a $10,000 investment in the Fund, made at its inception, with a similar investment in the Lehman Brothers Baa Municipal Bond Index, an unmanaged, total-return performance benchmark for the high-yield, tax-exempt bond market. Results include the reinvestment of all dividends and capital gains. Performance is historical and does not represent future results. Investment returns and principal value vary, and you may have a gain or loss when you sell Fund shares. Please see the Historical Investment Returns section for more information on the Fund's performance record.

(1) As of December 30, 1994, the advisor was temporarily waiving fees of .60% and absorbing expenses of .25%. Otherwise, the Fund's current yield would have been 7.17%, the equivalent taxable yield would have been 11.20%, and the total returns would have been lower. The Fund's income may be subject to state and local taxes and, depending on your tax status, the Alternative Minimum Tax. Rankings are historical and do not represent future results.

(2) Futures contracts are reflected in the average maturity, but not in the bond-quality breakdown. The underlying market value of these short positions represents 7.9% of the net assets of the High-Yield Municipal Bond Fund, which is intended to reduce the Fund's exposure to interest-rate fluctuations.

    Equivalent
       Taxable
       Yields*
as of 12/30/94

                                                      The Strong                      The Strong
                                                    Municipal Money                   Short-Term
                                                     Market Fund                  Municipal Bond Fund

      Taxable Income                                Your tax-exempt                 Your tax-exempt
                               Marginal             yield of 4.64% is               yield of 5.08% is
   Joint          Single         Tax                 equivalent to a                 equivalent to a
  Return         Return         Rate                taxable yield of:               taxable yield of
- - -----------------------------------------------------------------------------------------------------------
$38,000          $22,750
& under           & under     15%                        5.46%                             5.98%
- - -----------------------------------------------------------------------------------------------------------
 $38,001-        $22,751-
  91,850          55,100      28%                        6.44%                             7.06%
- - -----------------------------------------------------------------------------------------------------------
 $91,851-        $55,101-
 140,000         115,000      31%                        6.72%                             7.36%
- - -----------------------------------------------------------------------------------------------------------
$140,001-        $115,001-
 250,000          250,000     36%                        7.25%                             7.94%
- - -----------------------------------------------------------------------------------------------------------
  over             over
$250,000         $250,000   39.6%                        7.68%                             8.41%
- - -----------------------------------------------------------------------------------------------------------


                            [PHOTO of little girl]

  The Strong                                    The Strong                              The Strong
Insured Municipal                               Municipal                               High-Yield
  Bond Fund                                     Bond Fund                          Municipal Bond Fund

Your tax-exempt                               Your tax-exempt                        Your tax-exempt
yield of 5.33% is                            yield of 6.22% is                      yield of 8.02% is
 equivalent to a                              equivalent to a                        equivalent to a
taxable yield of:                            taxable yield of:                      taxable yield of:
- - ----------------------------------------------------------------------------------------------------------------------
      6.27%                                        7.32%                                  9.44%
- - ----------------------------------------------------------------------------------------------------------------------
      7.40%                                        8.64%                                 11.14%
- - ----------------------------------------------------------------------------------------------------------------------
      7.72%                                        9.01%                                 11.62%
- - ----------------------------------------------------------------------------------------------------------------------
      8.33%                                        9.72%                                 12.53%
- - ----------------------------------------------------------------------------------------------------------------------
      8.82%                                       10.30%                                 13.28%
- - ----------------------------------------------------------------------------------------------------------------------

                         [PHOTO of Two Anonymous Men]

* Yields are annualized for the 30 days ended 12/30/94, except for the Municipal Money Market Fund, whose yields are annualized for the 7 days ended 12/30/94. The Funds' income may be subject to state and local taxes and, depending on your tax status, the Alternative Minimum Tax. The chart reflects 1994 marginal federal income tax rates before limitations and phase-outs. Individuals with adjusted gross income exceeding $111,800 should consult their tax advisor to determine their actual 1994 marginal tax rate. The Municipal Money Market Fund's equivalent taxable yields are based on the Fund's effective yield, which assumes reinvested income. The advisor has agreed to voluntarily waive its management fee and absorb the High-Yield Municipal Bond Fund's expenses through June 30, 1995. Without this subsidization, the Fund's current yield would have been 7.17%, its equivalent taxable yields would have been similarly affected, and its total returns would have been lower. Performance is historical and does not represent future results. Yields vary, and with the exception of the Municipal Money Market Fund, you may have a gain or loss when you sell shares. An investment in the Municipal Money Market Fund is neither insured nor guaranteed by the U.S. government, and there can be no assurance that the Fund will maintain a stable net asset value of $1.00. Please see the Historical Investment Returns section for the Funds' total returns.

HISTORICAL INVESTMENT RETURNS(1)

                                              STRONG SHORT-TERM       STRONG INSURED           STRONG           STRONG HIGH-YIELD
                                             MUNICIPAL BOND FUND   MUNICIPAL BOND FUND   MUNICIPAL BOND FUND   MUNICIPAL BOND FUND
                                             -------------------   -------------------   -------------------   -------------------
1986                                                   --                  --                     + 1.3%(2)             --
1987                                                   --                  --                     - 1.8%                --
1988                                                   --                  --                     + 7.6%                --
1989                                                   --                  --                     + 7.1%                --
1990                                                   --                  --                     + 4.6%                --
1991                                                   --               + 3.4%(2)                 +13.4%                --
1992                                                + 7.2%(2)           +13.1%                    +12.2%                --
1993                                                + 6.8%              +12.8%                    +11.8%             + 2.7%(2)
1994                                                - 1.6%              - 6.5%                    - 4.6%             - 1.0%
Since Inception                                     +12.6%              +23.3%                    +62.8%             + 1.7%
Average Annual Total Return
  -- One-Year Period Ended December 31, 1994        - 1.6%              - 6.5%                    - 4.6%             - 1.0%
  -- Five-Year Period Ended December 31, 1994          --                  --                     + 7.3%                --
  -- Inception Date to December 31, 1994(2)         + 4.0%              + 7.0%                    + 6.1%             + 1.3%

YIELD INFORMATION(1)

                                                                STRONG MUNICIPAL
                                                                MONEY MARKET FUND(3)
                                                                ------------------
Annualized for the 7-Day Period Ended December 30, 1994
   Current Yield                                                         4.54%
   Effective Yield                                                       4.64%

                                            STRONG SHORT-TERM     STRONG INSURED           STRONG          STRONG HIGH-YIELD
                                            MUNICIPAL BOND FUND  MUNICIPAL BOND FUND  MUNICIPAL BOND FUND  MUNICIPAL BOND FUND(4)
                                            -------------------  -------------------  -------------------  --------------------
Annualized for the 30-Day Period Ended
  December 30, 1994                             5.08%                5.33%                6.22%                8.02%

SUMMARY OF INVESTMENTS
December 31, 1994

                                                                               ($ In Thousands)
                                                                 STRONG SHORT-TERM                STRONG INSURED
                                                                MUNICIPAL BOND FUND(5)            MUNICIPAL BOND FUND
                                                                --------------------            -------------------
Municipal Bonds                                                  $158,918        99%          $ 39,356           77%
Cash Equivalents and Other Assets and Liabilities, Net              2,325         1             11,668           23
                                                                 --------       ---           --------          ---
Net Assets                                                       $161,243       100%          $ 51,024          100%
                                                                 ========       ===           ========          ===

                                                                         STRONG                STRONG HIGH-YIELD
                                                                  MUNICIPAL BOND FUND         MUNICIPAL BOND FUND(5)
                                                                  -------------------         --------------------
Municipal Bonds                                                  $229,078        82%          $102,220           95%
Cash Equivalents and Other Assets and Liabilities, Net             50,730        18              5,335            5
                                                                 --------       ---           --------          ---
Net Assets                                                       $279,808       100%          $107,555          100%
                                                                 ========       ===           ========          ===

(1) All performance is historical and does not represent future results. Investment returns and principal value of Strong Short-Term
      Municipal Bond Fund, Strong Insured Municipal Bond Fund, Strong Municipal Bond Fund and Strong High-Yield Municipal Bond Fund will vary, and you may have a gain or loss when you sell shares. Returns assume reinvestment of all dividends and capital gain distributions. Each Fund's income may be subject to state and local taxes and, depending on your tax status, the Alternative Minimum Tax.

(2) Respective inception dates are December 31, 1991 for Strong Short-Term Municipal Bond Fund; November 25, 1991 for Strong Insured Municipal Bond Fund; October 23, 1986 for Strong Municipal Bond Fund; and October 1, 1993 for Strong High-Yield Municipal Bond Fund.

(3) An investment in the Fund is neither insured nor guaranteed by the U.S. government and there can be no assurance that the Fund will be able to maintain a stable net asset value of $1.00 per share. Effective yield assumes reinvestment of income. Yields vary.

(4) At December 31, 1994, the Advisor was temporarily waiving fees of .60% and absorbing expenses of .25% for the Strong High-Yield Municipal Bond Fund. Otherwise, the Fund's current yield would have been 7.17%, and the total returns would have been lower.

(5) Futures contracts are not reflected in the allocation. The underlying market value of these short positions represents 18.7% of the net assets of the Short-Term Municipal Bond Fund and 7.9% of the net assets of the High-Yield Municipal Bond Fund, which is intended to reduce the Fund's exposure to interest rate fluctuations. (See Note 2(D) in the Notes to Financial Statements.)

HISTORICAL RECORD

The following table illustrates an assumed $10,000 investment in each Strong Municipal Income Fund on the date of the initial public offering, with income dividends and capital gains distributions reinvested in additional shares.

                                              NET ASSET    CAPITAL GAINS       INCOME           GROWTH OF
                                              VALUE PER    DISTRIBUTIONS       DIVIDENDS        AN INITIAL $10,000
                                              SHARE        PER SHARE           PER SHARE        INVESTMENT
                                              ---------    -------------       ---------       ------------------
Strong Municipal Money Market Fund:
  *October 23, 1986                             $ 1.00                            $ --               $10,000
   December 31, 1986                              1.00                             .01                10,068
   December 31, 1987                              1.00                             .05                10,545
   December 31, 1988                              1.00                             .05                11,089
   December 31, 1989                              1.00                             .06                11,765
   December 31, 1990                              1.00                             .06                12,488
   December 31, 1991                              1.00                             .05                13,134
   December 31, 1992                              1.00                             .03                13,578
   December 31, 1993                              1.00                             .02                13,922
   December 31, 1994                              1.00                             .03                14,330

Strong Short-Term Municipal Bond Fund:
  *December 31, 1991                            $10.00         $ --               $ --               $10,000
   December 31, 1992                             10.20          .02                .48                10,716
   December 31, 1993                             10.36          .07                .44                11,441
   December 31, 1994                              9.73          .01                .45                11,256

Strong Insured Municipal Bond Fund:
  *November 25, 1991                            $10.00         $ --               $ --               $10,000
   December 31, 1991                             10.28           --                .06                10,335
   December 31, 1992                             10.82          .14                .62                11,685
   December 31, 1993                             11.46          .16                .56                13,186
   December 31, 1994                             10.19           --                .54                12,333

Strong Municipal Bond Fund:
  *October 23, 1986                             $10.00         $ --               $ --               $10,000
   December 31, 1986                             10.01           --                .12                10,130
   December 31, 1987                              9.16           --                .67                 9,949
   December 31, 1988                              9.35           --                .49                10,705
   December 31, 1989                              9.47           --                .52                11,463
   December 31, 1990                              9.22           --                .66                11,995
   December 31, 1991                              9.76           --                .65                13,598
   December 31, 1992                             10.00          .26                .65                15,256
   December 31, 1993                             10.25          .32                .58                17,052
   December 31, 1994                              9.23           --                .56                16,275

Strong High-Yield Municipal Bond Fund:
  *October 1, 1993                              $10.00         $ --               $ --               $10,000
   December 31, 1993                             10.10           --                .16                10,266
   December 31, 1994                              9.29          .00                .71                10,165

*Date of Initial Public Offering

SCHEDULE OF INVESTMENTS IN SECURITIES                          December 31, 1994

STRONG MUNICIPAL MONEY MARKET FUND
                                                                                                                      AMORTIZED
   PRINCIPAL                                                                                    YIELD TO   MATURITY      COST
   AMOUNT                                                                                       MATURITY    DATE+      (NOTE 2)
   ---------                                                                                    --------   --------   ----------
MUNICIPAL BONDS 42.5%*
CALIFORNIA 4.0%*
  $20,000,000     California 6.50% Revenue Anticipation Warrants (Putable @ 101.157)             4.607%   06/30/95    $ 20,408,875
    5,000,000     California 11.00% Various Purpose GO                                           3.834    05/01/95       5,118,868
    3,805,000     Contra Costa County, California** COP -- Concord Healthcare Center,
                    Inc. Project                                                                 4.150    06/01/95       3,805,000
    5,250,000     Los Angeles, California 5.00% Unified School District
                    COP -- Multiple Properties Project                                           4.608    12/01/95       5,268,324
    4,000,000     Sacramento County, California 4.50% TRAN                                       4.529    09/29/95       3,999,160
    7,000,000     San Bernadino County, California 4.50% TRAN                                    4.534    07/31/95       6,998,670
    5,000,000     Stanislaus County, California 4.25% Office of Education TRAN                   3.621    07/10/95       5,016,140
                                                                                                                       ------------
                                                                                                                        50,615,037
CONNECTICUT 0.5%*
      930,000     Connecticut** Development Authority IDR -- American Distilling &
                    Manufacturing Project                                                        3.125    03/01/95         930,000
    5,100,000     Connecticut** HFA Housing Mortgage Finance Program                             4.500    11/15/95       5,100,000
                                                                                                                        -----------
                                                                                                                         6,030,000
DISTRICT OF COLUMBIA 0.2%*
    2,070,000     District of Columbia** Housing Finance Agency MFHR -- Chastleton
                    Development Project                                                          3.900    07/01/95       2,070,000
FLORIDA 1.2%*
                  Florida** Housing Finance Agency MFHR:
    4,000,000       Monterey Lake Project                                                        3.307    04/01/95       4,030,678
    2,750,000       Wood Forest II Project                                                       5.000    12/01/95       2,750,000
    9,000,000     Orange County, Florida** HFA MFHR -- Oakwood Project                           4.700    10/01/95       9,000,000
                                                                                                                       ------------
                                                                                                                        15,780,678
ILLINOIS 9.7%*
                  Illinois** DFA IDR:
    4,420,000       Deerfield Executive Center Project                                           4.500    09/01/95       4,420,000
    1,880,000       Jefferson Partners Limited Partnership -- 216 South Jefferson
                      Project                                                                    5.250    12/01/95       1,880,000
    3,320,000       Jefferson Partners Limited Partnership -- 217 North Jefferson
                      Project                                                                    5.329    12/01/95       3,317,700
                  Lakemoor, Illinois** MFHR Mortgage -- Lakemoor Apartments Project:
    4,831,500       Series A                                                                     3.250    03/01/95       4,831,500
   50,000,000       Series B                                                                     4.150    03/10/95      50,000,000
   10,000,000       Series C                                                                     5.550    06/01/95      10,000,000
   41,820,000     Oakbrook Terrace, Illinois** MFHR -- Renaissance Project                       5.550    06/01/95      41,820,000
    5,820,000     Palatine, Illinois** MFHR -- Clover Ridge Apartments Project (w)               5.850    12/15/95       5,820,000
                                                                                                                       ------------
                                                                                                                       122,089,200
IOWA 0.3%*
    4,000,000     Iowa 4.25% School Corporations Warrant Certificates --
                    Participating School Corporations
                    of the Iowa School Cash Anticipation Program                                 3.620    07/17/95       4,013,380
KANSAS 1.8%*
    4,340,000     Lawrence, Kansas** CDR -- Kan/Del Hotel Investment Partners,
                    L.P. Project                                                                 4.500    07/01/95       4,340,000
                  Lenexa, Kansas** MFHR:
    8,550,000       Charter House Apartments Project                                             4.500    04/01/95       8,550,000
    5,985,000       Point West Apartment Associates Project                                      4.010    06/01/95       5,985,000
    3,800,000     Manhattan, Kansas** CDR Refunding -- Kan/Del Hotel Investment
                    Partners, L.P. Project                                                       5.000    08/01/95       3,800,000
                                                                                                                        -----------
                                                                                                                        22,675,000
MARYLAND 0.8%*
    9,760,000     Maryland** Community Development Administration Department of
                    Housing and Community
                    Development -- Single Family Program                                         5.375    11/29/95       9,760,000
MASSACHUSETTS 1.8%*
   22,375,000     Lynn, Massachusetts 5.50% Water and Sewer Commission BAN                       5.500    10/13/95      22,514,133
MINNESOTA 1.4%*
   15,802,000     Dakota & Washington Counties, Minnesota** Housing &
                    Redevelopment Authority in & for the City of Anoka SFMR                      3.250    03/01/95      15,802,000
    1,500,000     Oakdale, Minnesota** Rental Housing Revenue -- Oakdale Village
                    Apartments Project                                                           5.185    01/01/95       1,500,000
                                                                                                                       -------------
                                                                                                                        17,302,000

                       See notes to financial statements

                                                                                                                      AMORTIZED
   PRINCIPAL                                                                                    YIELD TO   MATURITY      COST
    AMOUNT                                                                                      MATURITY    DATE+      (NOTE 2)
   ---------                                                                                    --------   ---------  ---------
MISSISSIPPI 0.2%*
  $ 1,145,000     Certified Development Company of Mississippi, Inc.** IDR --
                    Chris-Craft Enterprises, Inc. Project                                        5.000%   11/01/95  $ 1,145,000
    1,200,000     Rankin County, Mississippi** Industrial Revenue -- Trilogy
                    Communications, Inc. Project                                                 3.250    03/01/95    1,200,000
                                                                                                                     ----------
                                                                                                                      2,345,000
MISSOURI 0.8%*
                  Kansas City, Missouri** IDA MFHR:
    3,890,000       President Gardens Project                                                    4.500    04/01/95    3,890,000
    3,000,000       Twin Oaks I Apartments Project                                               4.500    04/01/95    3,000,000
    3,000,000       Twin Oaks II Apartments Project                                              4.500    04/01/95    3,000,000
                                                                                                                     ----------
                                                                                                                      9,890,000
NEW JERSEY 1.2%*
    4,960,000     Eastern States** Tax-Exempt Mortgage Bond Trust -- Private                     5.190    03/01/95    4,960,000
   10,000,000     New Jersey 3.50% Transportation Trust Fund Authority
                    Transportation System (Putable at 100.076)                                   3.230    02/15/95   10,011,016
                                                                                                                     ----------
                                                                                                                     14,971,016
NEW MEXICO 0.2%*
    2,720,000     New Mexico** Mortgage Finance Authority SFMR Senior                            4.351    03/01/95    2,719,320

NEW YORK 3.0%*
   28,660,000     New York, New York 4.00% GO (Putable @ 100.115)                                3.752    05/01/95   28,733,422
    9,060,000     Niagara County, New York** Industrial Development Agency
                    IDR Refunding -- American Ref-Fuel Company of Niagara,
                    L.P. Project                                                                 4.000    01/15/95    9,060,000
                                                                                                                     ----------
                                                                                                                     37,793,422
NORTH CAROLINA 0.1%*
    1,500,000     Vance County, North Carolina** Industrial Facilities and
                    Pollution Control Financing Authority --
                    Southern Quilters-Carolina Comforters, Inc. Project                          5.250    09/01/95    1,500,000
OHIO 0.2%*
    1,000,000     Sharonville, Ohio** IDR -- Ralston Purina Company Project                      4.700    12/01/95    1,000,000
    1,235,000     Summit County, Ohio** IDR -- Waltco Truck Equipment Company Project            3.600    01/15/95    1,235,000
                                                                                                                     ----------
                                                                                                                      2,235,000
OKLAHOMA 1.2%*
   15,000,000     Tulsa County, Oklahoma** Home Finance Authority GNMA Collateralized
                    Mortgage Revenue                                                             4.050    02/01/95   15,000,000
OREGON 0.3%*
    4,000,000     Klamath Falls, Oregon** Electric Revenue -- Salt Caves Hydroelectric
                    Project                                                                      3.750    05/02/95    4,000,000
PENNSYLVANIA 6.8%*
    3,435,000     Allegheny County, Pennsylvania 4.00% Residential Finance Authority
                    SFMR -- GNMA Mortgage-Backed Securities Program                              4.000    06/01/95    3,435,000
    6,150,000     Clinton County, Pennsylvania** IDA Solid Waste Disposal Revenue --
                    International Paper Company Project                                          2.900    01/15/95    6,150,000
    5,000,000     Northampton County, Pennsylvania 10.50% IDA PCR -- Metropolitan
                    Edison Company Project                                                       5.104    09/01/95    5,175,166
   41,000,000     Northampton County, Pennsylvania** IDA Resource Recovery Revenue
                    -- Glendon Energy Company Project                                            4.930    04/01/95   41,000,000
    4,900,000     Pennsylvania** Housing Finance Agency SFMR                                     3.500    04/01/95    4,900,000
                  Philadelphia, Pennsylvania** IDA CDR:
    5,450,000       Economy Inn Project                                                          3.950    07/01/95    5,450,000
   12,275,000       Suite Hotel Project                                                          4.000    06/01/95   12,275,000
    7,075,000     Philadelphia, Pennsylvania 4.00% Water and Wastewater Revenue                  4.000    06/12/95    7,075,000
                                                                                                                     ----------
                                                                                                                     85,460,166
RHODE ISLAND 1.6%*
    1,200,000     Providence, Rhode Island** Housing Authority MFHR -- Renaissance
                    Associates, L. P. Project                                                    4.000    06/01/95    1,200,000
    4,740,000     Providence, Rhode Island 3.60% Public Building Authority Revenue
                    BAN -- Scituate Reservoir II Project                                         3.419    03/16/95    4,741,800
   14,000,000     Rhode Island 4.75% Solid Waste Management Corporation Landfill
                    Lease Notes                                                                  4.750    08/01/95   14,000,000
                                                                                                                     ----------
                                                                                                                     19,941,800
TENNESSEE 0.3%*
    3,760,000     Knox County, Tennessee** IDB Industrial Revenue -- ETB Development,
                    Inc. Project                                                                4.000    04/01/95    3,760,000
TEXAS 0.6%*
    3,340,000     Bushy Creek, Texas 5.50% Municipal Utility District                           5.187    11/13/95    3,348,715
    4,375,000     Tarrant County, Texas** HFC MFHR -- Lincoln Meadows Project                   5.000    12/01/95    4,375,000
                                                                                                                     ----------
                                                                                                                     7,723,715

                      See Notes to Financial Statements.

SCHEDULE OF INVESTMENTS IN SECURITIES                         December 31, 1994
STRONG MUNICIPAL MONEY MARKET FUND (continued)

                                                                                                                     AMORTIZED
   PRINCIPAL                                                                                  YIELD TO   MATURITY      COST
    AMOUNT                                                                                    MATURITY    DATE+      (NOTE 2)
   ---------                                                                                  --------   ---------  ---------
VIRGINIA 0.4%*
  $ 5,200,000     Oyster Point, Virginia** Development Corporation MFHR --
                    Jefferson Point Development Project                                         5.950%   01/05/95   $5,200,000
WASHINGTON 1.4%*
                  Washington** State Housing Finance Commission SFMR Refunding:
    3,900,000       Series S-1B                                                                 3.900    01/01/95    3,900,000
    2,800,000       Series S-3B                                                                 3.900    01/01/95    2,800,000
    1,000,000       Series S-4B                                                                 3.900    01/01/95    1,000,000
    1,800,000       Series S-5B                                                                 3.900    01/01/95    1,800,000
    1,200,000       Series S-6B                                                                 5.011    01/01/95    1,199,928
    1,700,000       Series S-7B                                                                 3.900    01/01/95    1,700,000
    1,200,000       Series S-8B                                                                 4.000    01/01/95    1,200,000
    3,000,000       Series S-9B                                                                 5.000    01/01/95    3,000,000
    2,100,000       Series S-10B                                                                5.250    04/01/95    2,100,000
                                                                                                                    ----------
                                                                                                                    18,699,928
WISCONSIN 2.5%*
   18,500,000     Milwaukee, Wisconsin** Redevelopment Authority MFHR -- City Hall
                    Square Apartments Project -- Private                                        5.780    06/01/95   18,500,000
   13,815,000     Wisconsin** Housing and Economic Development Authority Home
                    Ownership Revenue                                                           4.100    03/01/95   13,815,000
                                                                                                                    ----------
                                                                                                                    32,315,000
                                                                                                                    ----------
                  Total Municipal Bonds                                                                            536,403,795

MONTHLY VARIABLE RATE PUT BONDS 2.6%*

COLORADO 0.2%*
    2,420,000     Jefferson County, Colorado IDR -- Anthony A. Petrarca/Cedarwood
                    Construction Company, Inc. Project                                          4.700    02/01/95    2,420,000
ILLINOIS 0.3%*
    4,000,000     Green Leaf Ventures, Inc. Tax Exempt Bond Grantor Trust -- Private            4.800    02/01/95    4,000,000

LOUISIANA 1.2%*
   15,140,000     Louisiana Housing Finance Agency GNMA Collateralized SFMR                     4.250    02/01/95   15,140,000

NORTH CAROLINA 0.3%*
    4,006,793     Carolina Freight Tax Exempt Bond Grantor Trust -- Private                     4.500    02/01/95    4,006,793

TENNESSEE 0.4%*
    4,300,000     GAF Corporation Tax Exempt Bond Grantor Trust -- Private                      4.250    02/01/95    4,300,000

WISCONSIN 0.2%*
    2,685,000     Johnson Controls, Inc. Tax Exempt Bond Grantor Trust -- Private               4.300    02/01/95    2,685,000
                                                                                                                    ----------
                  Total Monthly Variable Rate Put Bonds                                                             32,551,793

WEEKLY VARIABLE RATE PUT BONDS 43.3%*

ALABAMA 4.0%*
                  Alabama State IDA IDR:
    3,775,000       Decatur Aluminum Corporation Project                                        5.900    01/10/95    3,775,000
    5,000,000       Southern Ionics, Inc. Project                                               5.900    01/10/95    5,000,000
    3,000,000       Well Built Cabinet, Inc. Project                                            5.900    01/10/95    3,000,000
    5,000,000       Whitesell Project                                                           5.900    01/10/95    5,000,000
    1,920,000     Arab, Alabama IDB IDR -- Syncro Corporation Project                           6.100    01/10/95    1,920,000
   12,440,000     Birmingham, Alabama Baptist Medical Center -- Special Care Facilities
                    Financing Authority Revenue -- Methodist Home for the Aging Project         5.900    01/10/95   12,440,000
   10,000,000     Bridgeport, Alabama IDB IDR -- Beaulieu Nylon, Inc. Project                   5.900    01/10/95   10,000,000
    1,865,000     Fort Payne, Alabama IDR -- Ovalstrapping, Inc. Project                        5.900    01/10/95    1,865,000
    3,100,000     Haleyville, Alabama IDB IDR -- Cusseta Wood Products, Inc. Project            5.900    01/10/95    3,100,000
    3,681,000     Irondale, Alabama IDB IDR -- Fixed Collateral Mortgage Project                5.900    01/10/95    3,681,000
                                                                                                                    ----------
                                                                                                                    49,781,000
ARIZONA 0.9%*
    6,911,000     Chandler, Arizona IDA MFHR -- Greentree Place Apartments Project              5.950    01/10/95    6,911,000
    2,765,000     Phoenix, Arizona IDA MFHR -- Rincon Vista Apartments Project                  4.200    01/10/95    2,765,000
    1,765,000     Tucson, Arizona IDA Industrial Revenue Refunding -- Santa Rita Hotel
                     Renovation Project                                                         5.850    01/10/95    1,765,000
                                                                                                                    ----------
                                                                                                                    11,441,000

                      See notes to financial statements.

                                                                                                                       AMORITIZED
PRINCIPAL                                                                                     YIELD TO     MATURITY       COST
AM0UNT                                                                                        MATURITY      DATE+       (NOTE 2)
- - ----------                                                                                    --------      -------    ------------
ARKANSAS 0.2%*
  $ 2,800,000     Searcy, Arkansas IDR -- Yarnell Ice Cream Company, Inc. Project                  6.000%    01/10/95  $ 2,800,000

CALIFORNIA 6.3%*
   19,500,000     Foothills/Eastern Transportation Corridor Agency, Orange County,
                  California Toll Road Revenue                                                     7.000    01/10/95   19,500,000
                  Irvine, California Public Facilities and Infrastructure Authority
                  Lease Revenue -- Capital Improvements Projects:

    3,300,000       Series 1985                                                                    7.250    01/10/95    3,300,000
    1,985,000       Series 1987                                                                    7.250    01/10/95    1,985,000
    8,230,000     Kern County, California Housing Authority Guaranteed Tax-Exempt
                    Mortgage Obligations                                                           6.200    01/10/95    8,230,000
    3,500,000     Ontario, California IDA IDR -- P & S Development Project                         6.400    01/10/95    3,500,000
    1,800,000     San Bernardino County, California COP -- 1992 Justice Center/Airport
                    Improvements Refunding Project                                                 5.800    01/10/95    1,800,000
    2,500,000     San Bernardino County, California Housing Authority MFHR -- Household
                    Bank/Reche Canyon Apartments Project                                           6.125    01/10/95    2,500,000
   10,800,000     San Bernardino County, California -- Mercury Savings and Loan
                    Association/Sandalwood Park Apartments Project                                 4.200    01/10/95   10,800,000
   13,140,000     San Francisco, California City and County Redevelopment Agency
                    Multi-Family Collateralized Housing Revenue -- Cathedral Hill
                    Plaza West Project                                                             5.900    01/10/95   13,140,000

    2,800,000     San Joaquin County, California IDA IDR -- Modtech, Inc.                          5.750    01/10/95    2,800,000
    8,000,000     San Marcos, California Redevelopment Agency MFHR -- San Marcos
                    Retirement Village Project                                                     4.245    01/10/95    8,000,000
    4,000,000     Santa Fe Springs, California IDA -- Tri-West Project                             4.300    01/10/95    4,000,000
                                                                                                                        ---------
                                                                                                                       79,555,000
COLORADO 0.8%*
    3,430,000     Aurora, Colorado IDR -- Optima Batteries, Inc. Project                           5.850    01/10/95    3,430,000
    1,621,000     Lakewood, Colorado Jefferson County IDR -- Verden Associates -- Holiday
                    Inn Project                                                                    5.850    01/10/95    1,621,000
    5,000,000     Westminster, Colorado IDR -- Lifecare International Project                      6.200    01/10/95    5,000,000
                                                                                                                        ---------
                                                                                                                       10,051,000
FLORIDA 0.6%*
    3,540,000     Brevard County, Florida IDR -- U. S. Space Camp Foundation Project               5.900    01/10/95    3,540,000
    1,150,000     Palm Beach County, Florida IDR -- Meridian Housing Project                       4.245    01/10/95    1,150,000
    3,000,000     Volusia County, Florida HFA MFHR -- Household Bank/Mallwood Village Project      6.125    01/10/95    3,000,000
                                                                                                                        ---------
                                                                                                                        7,690,000
GEORGIA 1.7%*
   10,000,000     Augusta, Georgia Housing Authority MFHR -- Augusta-Oxford Project                6.400    01/10/95   10,000,000
    3,030,000     Cobb County, Georgia Development Authority IDR -- Datagraphic, Inc. Project      6.000    01/10/95    3,030,000
    4,000,000     Fulton County, Georgia Development Authority IDR -- STO Corporation Project      3.500    01/10/95    4,000,000
    1,555,000     Fulton County, Georgia Development Authority Revenue -- Darby Printing
                    Company Project (w)                                                            5.900    01/10/95    1,555,000
    2,650,000     Jackson County, Georgia IDA Revenue -- IMACC Corporation Project                 5.900    01/10/95    2,650,000
                                                                                                                        ---------
                                                                                                                       21,235,000
ILLINOIS 2.8%*
    7,850,000     Carol Stream, Illinois MFHR -- St. Charles Square Project                        6.050    01/10/95    7,850,000
    3,025,000     Evanston, Illinois IDR -- Fountain Square Project                                4.150    01/10/95    3,025,000
                  Illinois DFA IDR:
    4,750,000       Knead Dough Baking Company Project                                             6.250    01/10/95    4,750,000
    6,585,000       LaSalle/Hubbard Project                                                        6.000    01/10/95    6,585,000
    2,880,000       SMF, Inc. Project                                                              6.000    01/10/95    2,880,000
    2,400,000       Selfix, Inc. Project                                                           6.000    01/10/95    2,400,000
    3,200,000       Shutters Inc. Project                                                          6.000    01/10/95    3,200,000
    4,300,000     Springfield, Illinois Airport Authority -- Allied-Signal, Inc. Project           6.150    01/10/95    4,300,000
                                                                                                                        ---------
                                                                                                                       34,990,000
INDIANA 1.0%*
    8,420,000     Lawrence, Indiana EDR -- Vinings Court Apartments Project                        6.050    01/10/95    8,420,000
    3,500,000     Mishawaka, Indiana EDR -- Elco Industries, Inc. -- Thermaplastics Project        4.100    01/10/95    3,500,000
                                                                                                                        ---------
                                                                                                                       11,920,000

                      See notes to financial statements.

SCHEDULE OF INVESTMENTS IN SECURITIES (continued)           December 31, 1994
STRONG MUNICIPAL MONEY MARKET FUND (continued)

                                                                                                                       AMORTIZED
    PRINCIPAL                                                                                   YIELD TO    MATURITY     COST
       AMOUNT                                                                                   MATURITY     DATE+     (NOTE 2)
- - -------------                                                                                   ---------  ----------   ---------
IOWA 0.3%*
  $ 3,800,000     Iowa Falls, Iowa IDR Refunding -- GENPAK Corporation Project                    4.245%    01/10/95  $ 3,800,000

KENTUCKY 2.2%*
    7,200,000     Jeffersontown, Kentucky IDR -- Columbia Sussex Corporation Facility              5.000    01/10/95    7,200,000
   11,000,000     Ohio County, Kentucky PCR -- Big Rivers Electric Corporation Project             5.850    01/10/95   11,000,000
   10,000,000     Somerset, Kentucky IBR -- Tibbals Flooring Company Project                       5.900    01/10/95   10,000,000
                                                                                                                       ---------
                                                                                                                       28,200,000
LOUISIANA 1.3%*
    6,500,000     DeSoto Parish, Louisiana PCR Trust -- DDSB Municipal Securities Trust            5.750    01/10/95    6,500,000
    4,325,000     Orleans, Louisiana Levee District -- Levee Improvement                           5.700    01/10/95    4,325,000
    5,635,000     Orleans, Louisiana Levee District -- Public Improvement                          5.700    01/10/95    5,635,000
                                                                                                                       ---------
                                                                                                                       16,460,000

MARYLAND 0.4%*
    5,100,000     Washington County, Maryland EDR -- Tandy Project                                 6.450    01/10/95    5,100,000

MASSACHUSETTS 1.4%*
                  Massachusetts Industrial Finance Agency IDR:
    4,400,000       Lightolier, Inc. Project                                                       5.650    01/10/95    4,400,000
    2,600,000       Portland Causeway Realty Trust                                                 4.245    01/10/95    2,600,000
    4,000,000       Sunstrand Corporation Project                                                  6.100    01/10/95    4,000,000
    6,500,000     Salem, Massachusetts Industrial Development Finance Authority
                      IDR -- Applied Extrusion Technologies, Inc. Project                          4.245    01/10/95    6,500,000
                                                                                                                       ---------
                                                                                                                       17,500,000

MICHIGAN 0.2%*
    1,400,000     Lansing, Michigan Limited Obligation EDC IDR -- Ashland Oil, Inc. Project        5.440    01/10/95    1,400,000
    1,300,000     Livonia, Michigan EDC -- Limited Obligation Revenue -- Livonia
                    Luxury Suites, Ltd. Project                                                    6.050    01/10/95    1,300,000
                                                                                                                       ---------
                                                                                                                        2,700,000
MINNESOTA 1.7%*
    7,500,000     Brooklyn Center, Minnesota Rental Housing Revenue -- Four Courts
                    Apartments Project                                                             5.270    01/10/95    7,500,000
   11,500,000     New Brighton, Minnesota Rental Housing Revenue -- Polynesian Village
                    Apartments Project                                                             5.270    01/10/95   11,500,000
    2,000,000     Princeton, Minnesota IDR -- Plastic Products Company, Inc. Project               6.200    01/10/95    2,000,000
                                                                                                                       ---------
                                                                                                                       21,000,000

MISSISSIPPI 1.3%*
    3,000,000     Lee County, Mississippi IDR -- Hunter Douglas, Inc. Project                      6.800    01/10/95    3,000,000
    4,800,000     Mississippi Business Finance Corporation IDR -- Intex Plastics
                    Corporation Project                                                            5.900    01/10/95    4,800,000
                  Prentiss County, Mississippi IDR -- Heidelberg Eastern Project:
    2,500,000       Series A                                                                       4.100    01/10/95    2,500,000
    6,650,000       Series B                                                                       4.200    01/10/95    6,650,000
                                                                                                                       ---------
                                                                                                                       16,950,000
MISSOURI 2.5%*
    4,900,000     Kansas City, Missouri IDA IDR -- Century Avenue Association Project              4.150    01/10/95    4,900,000
   25,000,000     St. Charles County, Missouri IDA IDR Refunding -- Country
                    Club Apartments Project                                                        6.050    01/10/95   25,000,000
    1,300,000     St. Louis County, Missouri IDA -- Hampton Inn Westport Associates Project        4.200    01/10/95    1,300,000
                                                                                                                       ---------
                                                                                                                       31,200,000
NEBRASKA 0.3%*
    4,000,000     York, Nebraska IDR -- Sundstrand Corporation Project                             6.100    01/10/95    4,000,000

NEVADA 0.3%*
    4,100,000     Henderson, Nevada Public Improvement Trust -- Berry Plastics
                    Corporation Project                                                            5.700    01/10/95    4,100,000

NEW HAMPSHIRE 0.4%*
    5,000,000     New Hampshire IDA Industrial Facility Revenue -- Ferrofluidics
                    Corporation -- Nashua Series Project                                           6.000    01/10/95    5,000,000

NEW JERSEY 0.6%*
    2,150,000     New Jersey EDA EDR -- Hickory Industries, Inc. Project                           5.900    01/10/95    2,150,000
    5,900,000     New Jersey EDA IDR -- Union Avenue Associates Project                            4.300    01/10/95    5,900,000
                                                                                                                       ---------
                                                                                                                        8,050,000

                      See notes to financial statements.
                                      22

<Ccaption>
                                                                                                                      AMORTIZED
   PRINCIPAL                                                                                    YIELD TO   MATURITY      COST
    AMOUNT                                                                                      MATURITY    DATE+      (NOTE 2)
   ---------                                                                                    --------   ---------  ---------

NORTH CAROLINA 0.4%*
  $ 4,500,000     Gaston County, North Carolina Industrial Facilities and Pollution
                    Control Financing Authority IDR -- Spring-Ford Knitting
                    Company, Inc. Project                                                        5.900%    01/10/95  $  4,500,000
OHIO 0.6%*
    4,000,000     Cuyahoga County, Ohio Industrial Revenue -- Motch Corporation Project          5.900     01/10/95    4,000,000
    3,500,000     Gallia County, Ohio IDR -- Harsco Corporation Project                          5.800     01/10/95    3,500,000
                                                                                                                     -----------
                                                                                                                       7,500,000
PENNSYLVANIA 1.8%*
   18,000,000     Elk County, Pennsylvania IDA Solid Waste Disposal Revenue -- Willamette
                    Industries, Inc. Project                                                     6.100     01/10/95   18,000,000
    5,000,000     Montgomery County, Pennsylvania IDA IDR Refunding -- Spring City
                    Limited Partnership Project                                                  5.950     01/10/95    5,000,000
                                                                                                                     -----------
                                                                                                                      23,000,000
SOUTH CAROLINA 0.6%*
    1,000,000     Charleston County, South Carolina Industrial Revenue -- Tandy
                    Corporation Project                                                          5.100     01/10/95    1,000,000
    1,400,000     Richland County, South Carolina IDR -- Ashland Oil Project                     5.440     01/10/95    1,400,000
    5,000,000     South Carolina Jobs EDA IDR -- Roller Bearing Company of
                    America, Inc. Project                                                        6.000     01/10/95    5,000,000
                                                                                                                     -----------
                                                                                                                       7,400,000
SOUTH DAKOTA 0.1%*
      430,000     Aberdeen, South Dakota IDR -- Lomar Development Company Project                6.550     01/10/95      430,000
      775,000     Brookings, South Dakota IDR Refunding -- Lomar Development Company Project     6.450     01/10/95      775,000
                                                                                                                     -----------
                                                                                                                       1,205,000
TENNESSEE 0.7%*
    3,000,000     McMinn County, Tennessee IDB IDR -- Southern Ionics, Inc. Project              5.900     01/10/95    3,000,000
    5,600,000     Rutherford County, Tennessee IDB IDR Refunding -- Square D Company Project     5.850     01/10/95    5,600,000
                                                                                                                     -----------
                                                                                                                       8,600,000
TEXAS 4.4%*
    3,050,000     Austin County, Texas IDC IDR -- Gulf States Toyota, Inc. Project               5.700     01/10/95    3,050,000
    3,000,000     Azle, Texas IDA IDR -- Tandy Corporation Project                               6.460     01/10/95    3,000,000
   15,000,000     Calhoun County, Texas Navigation IDA Port Revenue -- Formosa
                     Plastics Corporation, Texas Project                                         7.000     01/10/95   15,000,000
    4,700,000     Deer Park, Texas Port Development Corporation IDR                              5.440     01/10/95    4,700,000
    9,160,351     Fairfax County, Virginia LaSalle National Bank LeaseTOPS Trust                 6.050     01/10/95    9,160,351
    8,000,000     Grapevine, Texas IDC IDR -- Trencor Jetco, Inc. Project                        6.100     01/10/95    8,000,000
    3,000,000     Longview, Texas Industrial Corporation IDR -- Longview Guest Inn Project       6.050     01/10/95    3,000,000
    5,375,000     NCNB Pooled Tax-Exempt Trust COP -- Texas                                      4.250     01/10/95    5,375,000
    4,090,000     Texas Small Business IDC IDR -- Moulding Products, Inc. Project                6.200     01/10/95    4,090,000
                                                                                                                     -----------
                                                                                                                      55,375,351
UTAH 0.5%*
    6,350,000     Salt Lake City, Utah IDR -- Parkview Plaza Associates Project                  5.950     01/10/95    6,350,000

WASHINGTON 0.5%*
    2,710,000     Pierce County, Washington EDC -- Brown & Haley Project                         6.400     01/10/95    2,710,000
    4,200,000     Port Moses Lake, Washington Public Corporation Industrial Revenue --
                     Basic American Foods Project                                                4.000     01/10/95    4,200,000
                                                                                                                     -----------
                                                                                                                       6,910,000
WISCONSIN 2.3%*
    2,550,000     Ashwaubenon, Wisconsin IDR -- Pioneer Metal Finishing, Inc. Project            6.350     01/10/95    2,550,000
    2,000,000     Columbus, Wisconsin IDR -- Maysteel Corporation Project                        5.900     01/10/95    2,000,000
    8,320,000     Madison, Wisconsin IDR -- Manchester Place Project                             6.200     01/10/95    8,320,000
    3,000,000     Menomonee Falls, Wisconsin IDR -- Maysteel Corporation Project                 5.900     01/10/95    3,000,000
    8,495,000     Milwaukee, Wisconsin Redevelopment Authority Development
                  Revenue -- Washington Square
                     Phase III Project                                                           6.100     01/10/95    8,495,000
    4,000,000     Oak Creek, Wisconsin IDR -- Outlook Packaging, Inc. Project                    5.750     01/10/95    4,000,000
                                                                                                                     -----------
                                                                                                                      28,365,000
WYOMING 0.2%*
    3,000,000     Gillette, Campbell County, Wyoming Environmental Improvement
                     Revenue -- Black Hills Power and Light Company Project                      5.950     01/10/95    3,000,000
                                                                                                                     -----------
                  Total Weekly Variable Rate Put Bonds                                                               545,728,351


                      See notes to financial statements.

STRONG MUNICIPAL MONEY MARKET FUND (continued)                December 31, 1994

                                                                                                                    AMORTIZED
   PRINCIPAL                                                                                  YIELD TO   MATURITY      COST
    AMOUNT                                                                                    MATURITY    DATE+      (NOTE 2)
   ---------                                                                                  --------   ---------  ---------
DAILY VARIABLE RATE PUT BONDS 12.1%*

CALIFORNIA 6.0%*
  $16,000,000     Irvine, California Ranch Water District of Consolidated General
                     Obligations of Improvement Districts                                        6.875%   01/03/95  $  16,000,000
   10,700,000     Irvine Coast, Orange County, California Assessment District Limited
                     Obligation Improvement                                                      6.750    01/03/95     10,700,000
   16,000,000     Orange County, California Apartment Development Revenue -- Park
                     Place Irvine-Phase I Project                                                7.000    01/03/95     16,000,000
   25,500,000     Orange County, California County Sanitation Districts COP --
                     Capital Improvement Program                                                 6.625    01/03/95     25,500,000
    7,500,000     San Bernardino, California MFHR -- Sandlewood Project                          6.400    01/03/95      7,500,000
                                                                                                                    -------------
                                                                                                                       75,700,000
ILLINOIS 2.2%*
    2,315,000     Des Plaines, Illinois IDR -- Oakton Partners Project                           4.100    01/03/95      2,315,000
      705,000     East Hazel Crest, Illinois EDR Refunding -- Columbia Sussex Corporation
                     Project                                                                     5.000    01/03/95        705,000
    4,610,000     Illinois DFA Industrial Project Revenue -- Webster-Wayne Shopping Center
                     Project                                                                     4.100    01/03/95      4,610,000
    8,180,000     Illinois Health Facilities Authority -- Rest Haven Illiana Christian
                     Convalescent Home Project                                                   6.050    01/03/95      8,180,000
                  Merrionette Park, Illinois Industrial Project Revenue:
    6,615,000       Southwick & Weglarz Project                                                  6.400    01/03/95      6,615,000
    1,924,000       Weglarz Project                                                              6.400    01/03/95      1,924,000
    2,684,000       Weglarz & Taxman Project                                                     6.400    01/03/95      2,684,000
                                                                                                                    -------------
                                                                                                                       27,033,000
IOWA 0.1%*
    1,665,000     Cedar Rapids, Iowa IDR Refunding MMars First Program -- Columbus McKinnon
                    Corporation Project                                                          6.100    01/03/95      1,665,000
KENTUCKY 0.3%*
    4,150,000     Boone County, Kentucky IBR Refunding Bonds -- Columbia Airport Project         5.600    01/03/95      4,150,000

MAINE 1.4%*
   17,350,000     Regional Waste Systems, Inc. of Maine -- Solid Waste Resource Recovery
                     System Revenue                                                              6.750    01/03/95     17,350,000

MICHIGAN 0.1%*
    1,740,000     Michigan Job Development Authority IDR -- Anthony A. Petrarca/Cedarwood
                     Construction Company, Inc. Project                                          4.700    01/03/95      1,740,000
MONTANA 1.6%*
   20,450,000     Montana State Board Investment Resource Recovery Revenue -- Colstrip
                     Project                                                                     6.750    01/03/95     20,450,000

OREGON 0.3%*
    3,650,000     Metropolitan Service District, Oregon Waste Disposal Project Revenue --
                     Riedel Oregon Compost Company, Inc. Project                                 6.750    01/03/95      3,650,000
VERMONT 0.1%*
    1,110,000     Vermont IDA IDR -- Woodbury Lumber Corporation Project                         6.250    01/03/95      1,110,000
                                                                                                                   --------------
                  Total Daily Variable Rate Put Bonds                                                                 152,848,000
                                                                                                                   --------------
                  TOTAL INVESTMENTS IN SECURITIES 100.5%*                                                           1,267,531,939
                  Other Assets and Liabilities, Net (0.5%*)                                                            (6,914,439)
                                                                                                                   --------------
                  NET ASSETS 100.0%*                                                                               $1,260,617,500
                                                                                                                   ==============

                      See notes to financial statements.

STRONG SHORT-TERM MUNICIPAL BOND FUND

   PRINCIPAL                                                                                               VALUE
    AMOUNT                                                                                                (NOTE 2)
   ---------                                                                                              ---------
MUNICIPAL BONDS 98.6%*

ALABAMA 2.0%*
   $1,000,000     Alabama Industrial Access Road and Bridge
                    Corporation Capital Improvement, 5.15%,
                    Due 6/01/02                                                                            $  951,250
    1,000,000     Eufaula, Alabama IDB IDR -- Aladan
                    Corporation Project, 5.25%, Due 9/01/98+                                                  952,500
    1,360,000     Loxley, Alabama IDB IDR -- Alabama Gin
                    Company Project, 5.00%, Due 11/14/97+                                                   1,285,200
                                                                                                           ----------
                                                                                                            3,188,950
ARIZONA 2.2%*
                  Mohave County, Arizona IDA Hospital System
                    Revenue Refunding -- Medical Environments,
                    Inc. and Phoenix Baptist Hospital Medical
                    Center, Inc.:
    1,470,000       5.20%, Due 7/01/97                                                                      1,438,763
    1,595,000       5.50%, Due 7/01/98                                                                      1,543,162
      675,000     Phoenix, Arizona IDA Hospital Revenue --
                    John C. Lincoln Hospital and Health Center
                    Project, 4.65%, Due 12/01/98+                                                             631,969
                                                                                                           ----------
                                                                                                            3,613,894
CALIFORNIA 10.6%*
    8,000,000     Bakersfield, California Hospital Revenue --
                    Greater Bakersfield Memorial Hospital
                    Project, 7.375%, Due 1/01/99+ (Pre-refunding
                    at 102.00)                                                                              8,640,000
    1,000,000     California State Public Works Board Lease
                    Revenue -- Regents of the University of
                    California -- Various University of California
                    Projects, 5.90%, Due 11/01/05                                                             935,000
    2,000,000     Los Angeles, California GO, 5.25%, Due 9/01/06                                            1,770,000
    2,890,000     Los Angeles, California Wastewater System
                    Revenue, 6.80%, Due 8/01/98+ (Pre-refunding
                    at 102.00)                                                                              3,070,625
    2,520,000     West Bason, California Municipal Water
                    District COP -- West Basin Water
                    Reclamation Program, 6.85%, Due 8/01/00+
                    (Pre-refunding at 102.00)                                                               2,705,850
                                                                                                           ----------
                                                                                                           17,121,475
DISTRICT OF COLUMBIA 3.5%*
                  District of Columbia GO:
    5,000,000       5.10%, Due 12/01/99(w)                                                                  4,643,750
    1,060,000       5.60%, Due 6/01/03                                                                      1,010,975
                                                                                                           ----------
                                                                                                            5,654,725
GEORGIA 5.3%*
    8,000,000     Municipal Electric Authority of Georgia Special
                    Obligation -- Second Crossover  Series,
                    8.125%, Due 1/01/17                                                                     8,600,000
ILLINOIS 4.3%*
      945,000     Collinsville, Illinois Madison County IDR
                    Refunding, Drury Inn -- Collinsville Project,
                    5.25%, Due 11/01/98                                                                       907,200
                  Illinois Educational Facilities Authority
                    Revenue -- Lewis University Project:
    1,100,000       4.50%, Due 11/10/97+                                                                    1,038,125
    1,390,000       5.30%, Due 9/25/02+                                                                     1,264,900
    1,565,000     Peoria, Illinois Peoria County IDR Refunding --
                    Pere Marquette Hotel Associates Project,
                    5.375%, Due 8/25/96+                                                                    1,547,394
      330,000     Quincy, Illinois, Adams County SFMR Refunding,
                    4.25%, Due 9/01/99                                                                        323,812
    2,000,000     Upper Illinois River Valley Development Authority
                    Solid Waste Disposal Revenue -- Waste
                    Recovery -- Illinois Project, 6.50%,
                    Due 2/01/04                                                                             1,925,000
                                                                                                           ----------
                                                                                                            7,006,431
INDIANA 1.3%*
   $5,500,000     Indiana University Trustees Refunding Student
                    Fee, Zero %, Due 8/01/09                                                               $2,091,375
IOWA 1.7%*
    2,865,000     Iowa Finance Authority Mortgage Revenue
                    Refunding --  Friendship Village Project,
                    4.95%, Due 4/27/98+                                                                     2,732,494
LOUISIANA 6.8%*
    2,600,000     Jefferson Parish, Louisiana School Board Sales
                    Tax Refunding, 4.20%, Due 2/01/99                                                       2,470,000
                  Louisiana Public Facilities Authority Hospital
                  Revenue and Refunding -- Touro Infirmary
                    Project:
    1,215,000       4.75%, Due 8/15/98+                                                                     1,157,287
    2,400,000       6.125%, Due 8/15/23                                                                     1,866,000
    1,765,000     Louisiana Public Facilities Authority Revenue --
                    Louisiana Association of Independent Colleges
                    and Universities Facilities Loan Program,
                    5.20%, Due 1/06/96+                                                                     1,745,144
    2,500,000     New Orleans, Louisiana Public
                    Improvement Bonds, 8.125%, Due 10/01/03                                                 2,709,375
    1,000,000     Regional Transit Authority of New Orleans,
                    Louisiana Sales Tax Revenue, 6.50%,
                    Due 12/01/08                                                                            1,008,750
                                                                                                           10,956,556
MICHIGAN 5.6%*
    3,000,000     Detroit, Michigan Distributable State
                    Aid GO -- 1992 Fiscal Stabilization Series,
                    5.375%, Due 5/01/96                                                                     2,977,500
                  Greater Detroit, Michigan Resource Recovery
                    Authority Revenue:
    1,300,000       Series C, 9.25%, Due 12/13/08                                                           1,356,875
    4,500,000       Series D, 9.25%, Due 12/13/08                                                           4,696,875
                                                                                                           ----------
                                                                                                            9,031,250
MISSISSIPPI 0.6%*
      995,000     Prentiss County, Mississippi Hospital
                    Revenue -- Private, 5.40%, Due 6/23/96+                                                   978,831
MISSOURI 6.0%*
                  New Madrid, Missouri Power Plant Revenue
                    Refunding:
    4,590,000       5.55%, Due 6/01/02                                                                      4,532,625
    2,630,000       5.55%, Due 12/01/02                                                                     2,597,125
    2,750,000     Springfield, Missouri and Carlyle Capital
                    Markets, Inc. Board of Public Utilities COP,
                    5.20%, Due 12/15/03                                                                     2,609,063
                                                                                                           ----------
                                                                                                            9,738,813
NEBRASKA 3.3%*
    3,855,000     Nebraska IFA Multifamily Loan Revenue --
                    Park Drive Apartments Project,
                    4.75%, Due 6/01/97+                                                                     3,811,631
                  Nebraska Public Gas Agency Gas Supply
                    System Revenue and Refunding:
      500,000       5.75%, Due 4/01/00                                                                        492,500
      300,000       5.85%, Due 4/01/01                                                                        294,750
      700,000       6.25%, Due 4/01/05                                                                        679,000
                                                                                                           ----------
                                                                                                            5,277,881
NEW JERSEY 3.1%*
    2,875,000     Essex County, New Jersey Utilities Authority
                    Solid Waste System Project, 5.375%,
                    Due 4/13/96                                                                             2,860,625

                      See notes to financial statements.

SCHEDULE OF INVESTMENTS IN SECURITIES (continued)           December 31, 1994

  PRINCIPAL                                                                                                 VALUE
  AMOUNT                                                                                                   (NOTE 2)
  ---------                                                                                                ---------

                  New Jersey Health Care Facilities Financing
                    Authority Health System Revenue --
                    St. Mary Hospital Issue:
  $ 1,030,000       4.125%, Due 7/01/96                                                                   $ 1,009,400
    1,120,000       4.625%, Due 7/01/98                                                                     1,066,800
                                                                                                          -----------
                                                                                                            4,936,825
NEW MEXICO 1.5%*
    2,500,000     Los Alamos, New Mexico Incorporated County
                    Utility System Revenue, 5.80%, Due 7/01/06                                              2,387,625
NEW YORK 6.1%*
    3,910,000     New York, New York GO, 5.50%, Due 8/01/04                                                 3,709,612
    2,000,000     New York, New York Municipal Water Finance
                    Authority Water and Sewer System Revenue,
                    5.375%, Due 6/15/07                                                                     1,847,500
    4,335,000     Westchester, New York Industrial Development
                    Agency Transportation Revenue Refunding --
                    AGR Realty Company Project,
                    5.75%, Due 1/01/02                                                                      4,237,463
                                                                                                          -----------
                                                                                                            9,794,575
OHIO 1.5%*
    2,410,000     Cincinnati, Ohio City School District RAN,
                    5.60%, Due 6/15/97                                                                      2,403,975
OREGON 6.3%*
   10,780,000     Hillsboro, Oregon Hospital Facility Authority
                    Revenue and Advance Refunding --
                    Tuality Heathcare Project, 4.80%,
                    Due 5/20/98+                                                                           10,106,250
PUERTO RICO 3.7%*
    6,140,000     Puerto Rico Electric Power Authority Power
                    Revenue, 5.90%, Due 7/01/03                                                             6,009,525
SOUTH DAKOTA 0.8%*
    1,475,000     Sioux Falls, South Dakota Sales Tax Revenue,
                    4.90%, Due 11/15/05                                                                     1,296,156
TENNESSEE 3.0%*
    1,850,000     Hamilton County, Tennessee IDB Lease Rental
                    Revenue -- City of Chattanooga and County
                    of Hamilton, Tennessee, Lessees, 5.50%,
                    Due 9/01/03                                                                             1,766,750
    1,300,000     Knoxville, Tennessee Community Development
                    Corporation MFHR Refunding and
                    Improvement -- College Hills Project, 4.65%,
                    Due 12/01/99+                                                                           1,181,375
    1,945,000     Shelby County, Tennessee Health, Educational
                    and Housing Facility Board First Mortgage
                    Revenue Refunding -- Northlake Apartments
                    Project, 5.30%, Due 12/23/99+                                                           1,849,676
                                                                                                            ---------
                                                                                                            4,797,801
TEXAS 6.0%*
                  Grand Prairie, Texas Health Facilities
                    Development Corporation Hospital Revenue
                    Refunding -- Dallas/Fort Worth Medical
                    Center -- Grand Prairie Project:
    2,700,000       6.00%, Due 11/01/99(w)                                                                  2,686,500
    3,700,000       6.50%, Due 11/01/04(w)                                                                  3,663,000
                  Harris County, Texas Toll Road Senior
                    Lien Revenue:
    1,275,000       5.60%, Due 8/15/04                                                                      1,233,562
    1,540,000       5.70%, Due 8/15/05                                                                      1,485,730
      560,000     Orange County, Texas Navigation and Port
                    District IDC IDR Refunding -- Wal-Mart
                    Stores, Inc. Project, 5.95%, Due 10/01/09                                                 525,700
                                                                                                          -----------
                                                                                                            9,594,492
UTAH 6.2%*
   10,000,000     Carbon County, Utah Solid Waste Disposal
                    Refunding Revenue -- East Carbon Landfill
                    Project -- Private, 6.04%, Due 5/01/97                                                  9,912,500
WASHINGTON 7.2%*
   $7,400,000     Washington Health Care Facilities Authority
                    Revenue -- Sisters of Providence, 5.375%,
                    Due 12/23/97+                                                                        $  7,307,500
                  Washington Public Power Supply System --
                    Nuclear Project No. 2 Refunding Revenue:
    1,700,000       4.60%, Due 7/01/02                                                                      1,487,500
    2,000,000       5.25%, Due 7/01/03                                                                      1,845,000
    1,225,000     Washington Public Power Supply System --
                    Nuclear Project No. 3 Refunding Revenue,
                    4.90%, Due 7/01/04                                                                      1,045,844
                                                                                                          -----------
                                                                                                           11,685,844
                                                                                                          -----------
                  Total Municipal Bonds (Cost $162,213,655)                                               158,918,243
CASH EQUIVALENTS 5.8%*
SHORT-TERM MUNICIPAL BOND 0.5%*
ARIZONA 0.5%*
      826,043     Metrocentre Little Rock, Arkansas
                    Improvement District No. 1 First Mortgage
                    Revenue -- Capital Hotel Project, 9.50%,
                    Due 12/31/94                                                                              826,043

DAILY VARIABLE RATE PUT BONDS 5.3%*

ILLINOIS 3.8%*
    6,050,000     Joliet, Illinois Regional Port District IBR --
                    Terminal Facilities Project                                                             6,050,000
NEW YORK 1.5%*
    2,500,000     New York, New York GO                                                                     2,500,000
                                                                                                          -----------
                  Total Daily Variable Rate Put Bonds                                                       8,550,000
                                                                                                          -----------
                  Total Cash Equivalents (Cost $9,376,043)                                                  9,376,043
                  TOTAL INVESTMENTS IN SECURITIES
                    (COST $171,589,698) 104.4%*                                                           168,294,286
                  Other Assets and Liabilities, Net (4.4%*)                                               (7,051,340)
                                                                                                          -----------
                  NET ASSETS 100.0%*                                                                     $161,242,946
                                                                                                          ===========

STRONG INSURED MUNICIPAL BOND FUND

    PRINCIPAL                                                                                           VALUE
     AMOUNT                                                                                           (NOTE 2)
    ---------                                                                                         --------
MUNICIPAL BONDS 77.1%*
ARIZONA 9.5%*
   $1,870,000     Maricopa County, Arizona Alhambra
                    Elementary School District No. 68 School
                    Improvement and Refunding, 4.90%,
                    Due 7/01/08                                                                            $1,559,113
    2,450,000     Maricopa County, Arizona Paradise Valley
                    Unified School District No. 69 School
                    Improvement, 4.80%, Due 7/01/13                                                         1,920,187
    1,750,000     University of Arizona Medical Center
                    Corporation Hospital Revenue, 5.00%,
                    Due 7/01/21                                                                             1,358,438
                                                                                                          -----------
                                                                                                            4,837,738
CALIFORNIA 23.2%*
    2,000,000     Anaheim, California Community Center Authority
                    COP -- Convention Center Financing Project,
                    5.50%, Due 8/01/14                                                                      1,700,000
    2,500,000     California Statewide Communities Development
                    Authority COP -- St. Joseph Health System
                    Obligated Group Project, 5.50%, Due 7/01/23                                             2,059,375
    1,000,000     California Variable Purpose GO, 4.75%,
                    Due 9/01/18                                                                               748,750

                      See notes to financial statements.


 PRINCIPAL                                                                                                  VALUE
  AMOUNT                                                                                                   (NOTE 2)
- - ----------                                                                                                 --------
  $ 1,500,000     Contra Costa County, California MFHR,
                    GNMA Collateralized -- Crescent Park
                    Apartments Project, 7.80%, Due 6/20/34                                                $ 1,582,500
    1,845,000     Contra Costa County, California Water
                    District Revenue Refunding, 5.00%,
                    Due 10/01/20                                                                            1,422,956
      500,000     Los Angeles, California Community
                    Redevelopment Agency -- Bunker Hill
                    Project, 5.60%, Due 12/01/28                                                              409,375
    2,000,000     Los Angeles, California Wastewater System
                    Revenue Refunding, 4.70%, Due 11/01/17                                                  1,495,000
    1,700,000     Moulton Niguel, Orange County, California
                    Water District COP, 4.80%, Due 9/01/17                                                  1,277,125
    1,500,000     Southern California Public Power Authority
                    Revenue -- Mead-Adelanto Project, 4.875%,
                    Due 7/01/20                                                                             1,132,500
                                                                                                         ------------
                                                                                                           11,827,581
FLORIDA 3.3%*
    2,000,000     Dade County, Florida Water and Sewer System
                    Revenue Refunding, 5.00%, Due 10/01/08                                                  1,712,500
GEORGIA 3.0%*
    2,000,000     Georgia Municipal Electric Authority Power
                    Revenue, 4.75%, Due 1/01/19                                                             1,510,000
ILLINOIS 6.6%*
    2,000,000     Chicago, Illinois Public Building Commission
                    Revenue -- Board of Education of the City of
                    Chicago, 5.75%, Due 12/01/18                                                            1,725,000
    1,920,000     Illinois DFA PCR Refunding -- Illinois Power
                    Company Project, 5.70%, Due 2/01/24                                                     1,629,600
                                                                                                         ------------
                                                                                                            3,354,600
INDIANA 1.6%*
    1,000,000     Indianapolis, Indiana Gas Utility System
                    Revenue Refunding, 5.375%, Due 6/01/21                                                    811,250
MASSACHUSETTS 9.7%*
    3,690,000     Boston, Massachusetts Revenue -- Boston
                    Hospital, 5.75%, Due 2/15/23                                                            3,168,787
    1,200,000     Massachusetts Bay Transportation Authority
                    General Transportation System, 5.50%,
                    Due 3/01/22                                                                             1,002,000
    1,000,000     Massachusetts Municipal Wholesale Electric
                    Company Power Supply System Revenue,
                    4.75%, Due 7/01/11                                                                        788,750
                                                                                                         ------------
                                                                                                            4,959,537
NEW JERSEY 1.5%*
    1,000,000     New Jersey Wastewater Treatment Trust,
                    4.80%, Due 3/01/13                                                                        793,750
NEW YORK 3.2%*
    1,750,000     New York, New York Municipal Water Finance
                    Authority Water and Sewer System Revenue,
                    5.375%, Due 6/15/07                                                                     1,616,563
SOUTH CAROLINA 3.7%*
    2,250,000     South Carolina Public Service Authority
                    Revenue Refunding, 5.50%, Due 7/01/21                                                   1,906,875
TEXAS 6.8%*
    $ 225,000     El Paso, Texas Property Finance Authority,
                    Inc., SFMR -- GNMA Mortgage-Backed,
                    8.70%, Due 12/01/18                                                                    $  235,687
    3,300,000     Grand Prairie, Texas Health Facilities
                    Development Corporation Hospital Revenue
                    Refunding -- Dallas/Fort Worth Medical
                    Center -- Grand Prairie Project, 6.875%,
                    Due 11/01/10(w)                                                                         3,234,000
      100,000     Southeast Texas HFC SFMR, Zero %,
                    Due 9/01/11                                                                                18,250
                                                                                                         ------------
                                                                                                            3,487,937
UTAH 1.6%*
    1,000,000     Salt Lake County, Utah Water Conservancy
                    District Revenue, 5.35%, Due 10/01/18                                                     822,500
WASHINGTON 3.4%*
    2,000,000     Washington Public Power Supply System
                    Nuclear Project No. 3 Refunding Revenue,
                    5.60%, Due 7/01/15                                                                      1,715,000
                                                                                                         ------------
                  Total Municipal Bonds (Cost $39,219,459)                                                 39,355,831
CASH EQUIVALENTS 19.4%*
SHORT-TERM MUNICIPAL BOND 0.2%*
TEXAS 0.2%*
       90,000     Austin, Texas HFC SFMR, Zero %, Due 12/01/95                                                 84,375
WEEKLY VARIABLE RATE PUT BOND 3.7%*
NEW YORK 3.7%*
    1,900,000     New York State Thruway Authority
                    General Revenue                                                                         1,900,000
DAILY VARIABLE RATE PUT BONDS 15.5%*
ARIZONA 2.1%*
    1,100,000     Maricopa County, Arizona Pollution Control
                    Corporation PCR Refunding -- Arizona Public
                    Service Company Palo Verde Project                                                      1,100,000
IOWA 3.9%*
    2,000,000     Iowa Finance Authority Solid Waste Disposal
                    Revenue -- Cedar River Paper Company Project                                            2,000,000
LOUISIANA 3.5%*
    1,800,000     Louisiana Recovery District Sales Tax Revenue                                             1,800,000
NEW YORK 2.0%*
    1,000,000     New York, New York Industrial Development
                    Agency IDR -- Japan Airlines Company, Ltd.
                    Project                                                                                 1,000,000
UTAH 2.0%*
    1,000,000     Emery County, Utah PCR Refunding --
                    PacifiCorp Projects                                                                     1,000,000
WYOMING 2.0%*
    1,000,000     Sweetwater County, Wyoming PCR --
                    PacifiCorp Project                                                                      1,000,000
                                                                                                         ------------
                  Total Daily Variable Rate Put Bonds                                                       7,900,000
                                                                                                         ------------
                  Total Cash Equivalents (Cost $9,884,218)                                                  9,884,375
                                                                                                         ------------
                  TOTAL INVESTMENTS IN SECURITIES
                    (COST $49,103,677) 96.5%*                                                              49,240,206
                  Other Assets and Liabilities, Net 3.5%*                                                   1,784,195
                                                                                                         ------------
                  NET ASSETS 100.0%*                                                                      $51,024,401
                                                                                                         ============

                      See notes to financial statements.

SCHEDULE OF INVESTMENTS IN SECURITIES (continued)             December 31, 1994
STRONG MUNICIPAL BOND FUND

   PRINCIPAL                                                                                               VALUE
    AMOUNT                                                                                                (NOTE 2)
   ---------                                                                                              ---------
MUNICIPAL BONDS 81.9%*
ALASKA 0.9%*
  $ 3,400,000     Alaska HFC General Housing Purpose
                    Refunding, 5.40%, Due 12/01/23                                                        $ 2,669,000
ARIZONA 2.4%*
    5,000,000     Arizona Transportation Board Subordinated
                    Highway Revenue Refunding, 4.75%,
                    Due 7/01/11                                                                             3,968,750
    4,000,000     Phoenix, Arizona Civic Improvement
                    Corporation Wastewater System Lease
                    Revenue, 4.75%, Due 7/01/23                                                             2,885,000
                                                                                                         ------------
                                                                                                            6,853,750
CALIFORNIA 10.6%*
    5,000,000     California Housing Finance Agency Home
                    Mortgage Revenue, Zero %, Due 8/01/20                                                     681,250
                  California Various Purpose GO:
   10,000,000       4.75%, Due 9/10/00+                                                                     7,775,000
    4,200,000       5.125%, Due 10/01/17                                                                    3,360,000
    3,500,000     Contra Costa County, California MFHR, GNMA
                    Collateralized -- Crescent Park Apartments
                    Project, 7.80%, Due 12/20/34                                                            3,692,500
                  Los Angeles, California Department of Water
                    and Power Water Works Refunding Revenue:
    6,710,000       4.50%, Due 5/15/11                                                                      5,183,475
    3,000,000       4.50%, Due 5/15/18                                                                      2,133,750
    3,650,000     Southern California Public Power Authority
                    Revenue -- Palo Verde Project, 5.00%,
                    Due 7/01/15                                                                             2,888,063
    5,155,000     Southern California Public Power Authority
                    Revenue -- San Juan Power Project, 5.00%,
                    Due 1/01/20                                                                             3,988,681
                                                                                                         ------------
                                                                                                           29,702,719
COLORADO 0.4%*
    1,000,000     Colorado Health Facilities Authority Hospital
                    Revenue -- PSL Healthcare System Project,
                    8.25%, Due 2/15/06                                                                      1,038,750
DELAWARE 2.3%*
                  Delaware EDA Hospital Revenue --
                    Osteopathic Hospital Association of
                    Delaware/Riverside Hospital:
    1,915,000       6.00%, Due 2/04/01+                                                                     1,735,469
    2,695,000       6.50%, Due 2/16/06+                                                                     2,351,387
    2,760,000       6.75%, Due 2/11/11+                                                                     2,377,050
                                                                                                         ------------
                                                                                                            6,463,906
FLORIDA 0.7%*
    2,290,000     Homestead, Florida Industrial Revenue --
                    Community Rehabilitation Providers Program,
                    7.95%, Due 11/01/18                                                                     2,063,863
ILLINOIS 5.8%*
    1,660,000     Cook County, Illinois GO, 5.00%, Due 11/15/23                                             1,253,300
    6,000,000     Granite City, Illinois Hospital Revenue
                    Refunding -- Saint Elizabeth Medical Center,
                    8.125%, Due 6/01/08                                                                     5,865,000
    2,205,000     Illinois Health Facilities Authority Hospital
                    Revenue -- Ravenswood Hospital Medical
                    Center, 6.85%, Due 6/01/12                                                              2,025,844
                  Illinois Health Facilities Authority Revenue --
                    Community Hospital of Ottawa Project:
    1,700,000       6.75%, Due 8/15/14                                                                      1,498,125
    2,925,000       6.85%, Due 8/15/24                                                                      2,526,469
    3,000,000     Illinois Health Facilities Authority Revenue --
                    Fairview Obligated Group Project, 8.25%,
                    Due 10/01/99                                                                          $ 3,007,500
                                                                                                         ------------
                                                                                                           16,176,238
INDIANA 4.2%*
                  Indiana Health Facility Financing Authority
                    Hospital Revenue -- Jackson County Schneck
                    Memorial Hospital Project,
    1,000,000       7.50%, Due 2/15/12                                                                        965,000
    7,790,000       7.50%, Due 2/15/22                                                                      7,381,025
    4,000,000     Indiana State Office Building Commission
                    Capitol Complex Revenue -- Indiana
                    Government Center North Project, 5.25%,
                    Due 7/01/15                                                                             3,330,000
                                                                                                         ------------
                                                                                                           11,676,025
IOWA 1.7%*
    3,710,000     Iowa Finance Authority Hospital Revenue --
                    Trinity Regional Hospital Project, 7.00%,
                    Due 7/01/22                                                                             3,311,175
    1,880,000     Ottumwa, Iowa Hospital Facility Revenue
                    Refunding and Improvement -- Ottumwa
                    Regional Health Center, Incorporated
                    6.00%, Due 10/01/18                                                                     1,506,350
                                                                                                         ------------
                                                                                                            4,817,525
KENTUCKY 0.5%*
                  Jefferson County, Kentucky First Mortgage
                    Revenue -- The Christian Church Homes of
                    Kentucky Project:
      715,000       6.125%, Due 11/15/13                                                                      590,769
    1,165,000       6.125%, Due 11/15/18                                                                      932,000
                                                                                                         ------------
                                                                                                            1,522,769
LOUISIANA 1.6%*
    3,285,000     East Baton Rouge Parish, Louisiana Public
                    Improvement Sales Tax, 4.80%, Due 2/01/13                                               2,549,981
    1,985,647     Louisiana Public Facilities Authority SFMR,
                    8.45%, Due 12/01/12                                                                     2,047,698
                                                                                                         ------------
                                                                                                            4,597,679
MASSACHUSETTS 10.6%*
    3,000,000     Massachusetts Bay Transportation Authority
                    General Transportation System, 5.50%,
                    Due 3/01/22                                                                             2,505,000
                  Massachusetts Health and Educational
                    Facilities Authority Revenue -- Saints
                    Memorial Medical Center:
    4,000,000       5.50%, Due 10/01/02                                                                     3,225,000
    6,650,000       6.00%, Due 10/01/23                                                                     4,222,750
    3,915,000     Massachusetts Industrial Finance Agency First
                    Mortgage Revenue -- Reeds Landing Project,
                    7.75%, Due 10/01/00                                                                     3,802,444
    6,000,000     Massachusetts Municipal Wholesale Electric
                    Company Power Supply System Revenue,
                    4.75%, Due 7/01/11                                                                      4,732,500
   10,000,000     Massachusetts Water Resources Authority
                    General Revenue, 4.75%, Due 12/01/23                                                    7,287,500
    5,000,000     Massachusetts Water Resources Authority
                    General Revenue Refunding, 5.00%,
                    Due 3/01/22                                                                             3,843,750
                                                                                                         ------------
                                                                                                           29,618,944

                      See notes to financial statements.

   PRINCIPAL                                                                                               VALUE
    AMOUNT                                                                                                (NOTE 2)
   ---------                                                                                              ---------
MICHIGAN 3.1%*
  $ 3,930,000     Detroit, Michigan Water Supply System
                    Revenue Refunding, 4.75%, Due 7/01/19                                                 $ 2,937,675
      500,000     Mason County, Michigan Hospital Finance
                    Authority Hospital Revenue Refunding --
                    Memorial Medical Center of West Michigan,
                    7.25%, Due 6/01/08                                                                        477,500
    1,000,000     Michigan Hospital Finance Authority Hospital
                    Revenue Refunding -- Community Memorial
                    Hospital, Cheboygan, Michigan, 6.25%,
                    Due 4/01/10                                                                               861,250
    5,000,000     Pontiac Hospital Finance Authority, Michigan
                    Hospital Revenue -- NOMC Obligated Group,
                    6.00%, Due 8/01/07                                                                      4,431,250
                                                                                                          -----------
                                                                                                            8,707,675
MONTANA 3.1%*
   10,000,000     Forsyth, Montana, Rosebud County, PCR
                    Refunding -- The Montana Power Company
                    Colstrip Project, 5.90%, Due 12/01/23                                                   8,775,000
NEW MEXICO 0.2%*
      528,137     Santa Fe, New Mexico SFMR, 8.45%,
                    Due 12/01/11                                                                              556,524
NEW YORK 10.1%*
   26,160,000     Battery Park City Authority, New York Senior
                    Revenue Refunding, 4.75%, Due 11/01/19                                                 19,227,600
    6,000,000     New York, New York Municipal Water Finance
                    Authority Water and Sewer System Revenue,
                    5.375%, Due 6/15/07                                                                     5,542,500
    4,250,000     New York State Medical Care Facilities Finance
                    Agency Mental Health Services Facilities
                    Improvement Revenue Refunding, 5.25%,
                    Due 2/15/21                                                                             3,421,250
                                                                                                          -----------
                                                                                                           28,191,350
OHIO 2.9%*
    3,800,000     Medina County, Ohio Economic Development
                    MFHR -- Camelot Place, Ltd. Project,
                    8.375%, Due 10/01/23                                                                    3,524,500
      660,000     Ohio HFA SFMR, Zero %, Due 8/01/15                                                           56,928
    3,300,000     Ohio Municipal Electric Generation Agency
                    Joint Venture 5 "OMEGA JV5" Beneficial
                    Interest Certificates -- Belleville
                    Hydroelectric Project, 5.375%, Due 2/15/24                                              2,730,750
                  Springdale, Ohio Hospital Facilities First
                    Mortgage Revenue -- Southwestern Ohio
                    Seniors' Services, Inc.:
    1,700,000       6.00%, Due 11/01/18                                                                     1,340,875
      450,000       6.00%, Due 11/01/23                                                                       345,375
                                                                                                          -----------
                                                                                                            7,998,428
OKLAHOMA 1.3%*
    3,415,000     Shawnee, Oklahoma Hospital Authority
                    Revenue -- MidAmerica HealthCare, Inc.,
                    8.00%, Due 10/01/99+                                                                    3,555,869
PENNSYLVANIA 4.6%*
    6,000,000     Blair County, Pennsylvania Hospital Authority
                    First Mortgage Revenue, Mercy Hospital
                    Sublessee, 8.125%, Due 7/01/08+                                                         6,112,500
    3,000,000     Lehigh County, Pennsylvania IDA PCR
                    Refunding -- Pennsylvania Power & Light
                    Company Project, 6.40%, Due 9/01/29                                                     2,861,250
  $5,000,000      Pennsylvania Intergovernmental Cooperation
                    Authority Special Tax Revenue Refunding --
                    City of Philadelphia Funding Program, 5.00%,
                    Due 6/15/22                                                                           $ 3,900,000
                                                                                                          -----------
                                                                                                           12,873,750
SOUTH CAROLINA 3.3%*
    1,435,000     Kershaw County, South Carolina Hospital
                    Facilities Revenue Refunding -- Kershaw
                    County Memorial Hospital Project, 8.00%,
                    Due 9/15/17                                                                             1,458,319
    5,000,000     Piedmont, South Carolina Municipal Power
                    Agency Electric Revenue, 5.00%,
                    Due 1/01/22                                                                             3,893,750
    5,000,000     South Carolina Public Service Authority
                    Revenue Refunding, 5.00%, Due 1/01/25                                                   3,787,500
                                                                                                          -----------
                                                                                                            9,139,569



TEXAS 6.2%*
      575,000     El Paso, Texas Property Finance Authority, Inc.,
                    SFMR -- GNMA Mortgage-Backed, 8.70%,
                    Due 12/01/18                                                                              602,312
    6,000,000     Harris County, Texas Toll Road Senior Lien
                    Revenue, 5.00%, Due 8/15/16                                                             4,777,500
   10,000,000     North Central Texas Health Facilities
                    Development Corporation -- Tri-City Health
                    Centre, Inc. Project, 9.50%, Due 5/01/21                                               10,600,000
    1,160,000     Ranger, Texas Housing Corporation MFMR
                    Refunding -- FHA Insured Mortgage
                    Loan -- Ranger Apartments Project,
                    8.80%, Due 3/01/24                                                                      1,261,500
                                                                                                          -----------
                                                                                                           17,241,312
VIRGINIA 0.6%*
      995,000     Loudoun County, Virginia Sanitation Authority
                    Water and Sewer System Revenue, 5.25%,
                    Due 1/01/20                                                                               813,412
      900,000     Norfolk, Virginia Water Revenue, 5.25%,
                    Due 11/01/13                                                                              756,000
                                                                                                          -----------
                                                                                                            1,569,412
WASHINGTON 4.4%*
                  Bellevue, Washington Convention Center
                    Authority, King County, Washington Special
                    Obligation Revenue and Refunding,
                    Compound Interest:
    1,510,000       Zero %, Due 2/01/19                                                                       283,125
    1,140,000       Zero %, Due 2/01/20                                                                       199,500
    5,000,000       Zero %, Due 2/01/21                                                                       818,750
    7,000,000       Zero %, Due 2/01/23                                                                       997,500
    3,725,000     Skagit County, Washington Housing Authority
                    Low-Income Housing Assistance Revenue --
                    GNMA Collateralized Mortgage Loans --
                    Sea Mar Project, 7.00%, Due 6/20/35                                                     3,706,375
    5,000,000     Washington Health Care Facilities Authority
                    Revenue -- Sisters of Providence, 6.25%,
                    Due 10/01/13                                                                            4,456,250
   15,105,000     Washington Housing Finance Commission
                    SFMR -- GNMA and FNMA Mortgage
                    Backed Securities Program, Zero %,
                    Due 1/01/25                                                                             1,755,956
                                                                                                           ------------
                                                                                                           12,217,456

                      See notes to financial statements.

SCHEDULE OF INVESTMENTS IN SECURITIES (continued)               Decembr 31, 1994

   PRINCIPAL                                                                                               VALUE
    AMOUNT                                                                                                (NOTE 2)
   ---------                                                                                              ---------
WISCONSIN 0.4%*
   $1,000,000     Kaukauna, Wisconsin Outagamie County
                    Electric System Revenue Refunding,
                    7.25%, Due 3/29/06+                                                                  $  1,050,000
                                                                                                         ------------
                  Total Municipal Bonds (Cost $230,845,100)                                               229,077,513
CASH EQUIVALENTS 12.0%*
DAILY VARIABLE RATE PUT BONDS

LOUISIANA 1.6%*
    4,500,000     Louisiana Public Facilities Authority IDR --
                    Kenner Hotel Limited Partnership Project                                                4,500,000
MISSISSIPPI 1.2%*
    3,300,000     Jackson County, Mississippi Port Facility
                    Refunding Revenue -- Chevron U.S.A. Inc.
                    Project                                                                                 3,300,000
NEW MEXICO 0.7%*
    2,000,000     Hurley, New Mexico PCR -- Kennecott
                    Santa Fe Corporation Project                                                            2,000,000
NEW YORK 0.8%*
    2,300,000     New York, New York GO                                                                     2,300,000

SOUTH CAROLINA 0.7%*
    2,000,000     Berkeley County, South Carolina PCR
                    Refunding -- Amoco Chemical Company
                    Project                                                                                 2,000,000
TEXAS 1.9%*
    3,500,000     Gulf Coast Waste Disposal Authority PCR --
                    Amoco Oil Company Project                                                               3,500,000
    1,800,000     Gulf Coast Waste Disposal Authority PCR
                    Refunding -- Amoco Oil Company Project                                                  1,800,000
                                                                                                         ------------
                                                                                                            5,300,000
UTAH 5.1%*
    9,240,000     Emery County, Utah PCR Refunding --
                    PacifiCorp Projects                                                                     9,240,000
    5,000,000     Salt Lake County, Utah PCR Refunding --
                  Service Station Holdings, Inc. Project                                                    5,000,000
                                                                                                         ------------
                                                                                                           14,240,000
                  Total Daily Variable Rate Put Bonds                                                      ----------
                    (Cost $33,640,000)                                                                     33,640,000
                  TOTAL INVESTMENTS IN SECURITIES                                                          ----------
                    (COST $264,485,100)  93.9%*                                                           262,717,513
                  Other Assets and Liabilities, Net 6.1%*                                                  17,090,608
                                                                                                         ------------
                  NET ASSETS 100.0%*                                                                     $279,808,121
                                                                                                         ============

STRONG HIGH-YIELD MUNICIPAL BOND FUND

   PRINCIPAL                                                                                               VALUE
    AMOUNT                                                                                                (NOTE 2)
   ---------                                                                                              ---------
MUNICIPAL BONDS 95.0%*
DELAWARE 0.4%*
    $ 435,000     Delaware EDA Hospital Revenue -- Osteopathic
                    Hospital Association of Delaware/Riverside
                    Hospital, 6.75%, Due 2/01/11+                                                          $ 374,644
FLORIDA 10.5%*
                  Brevard County, Florida Health Facilities
                    Authority Revenue Refunding -- Courtenay
                    Springs Village Project:
      970,000       7.375%, Due 9/10/00+                                                                      934,838
    2,000,000       7.75%, Due 1/08/16+                                                                     1,875,000
    1,500,000     Cape Coral, Florida Health Facilities Authority
                    Hospital Revenue -- Cape Coral Medical
                    Center, Inc. Project, 7.50%, Due 11/15/21                                               1,434,375
                  Hialeah Gardens, Florida IDR Refunding --
                    Waterford Convalescent Center Project:
   $1,000,000       7.875%, Due 12/01/07                                                                   $  947,500
    1,000,000       8.25%, Due 12/01/14                                                                       961,250
    1,200,000     Highlands County, Florida IDA First Mortgage
                    Health Care Revenue -- Church of All
                    Faiths, Inc. Project, 9.375%, Due 10/01/21 (d)                                            840,000
    1,275,000     Homestead, Florida Industrial Revenue --
                    Community Rehabilitation Providers Program,
                    7.95%, Due 11/01/18                                                                     1,149,094
    2,735,000     Largo, Florida Sun Coast Health System
                    Revenue -- Sun Coast Hospital Issue, 6.20%,
                    Due 3/01/13                                                                             2,297,400
    7,840,000     Polk County, Florida HFA Subordinated
                    Revenue -- Lake Wales Gardens Project,
                    Zero %, Due 4/01/20                                                                       891,800
                                                                                                         ------------
                                                                                                           11,331,257
GEORGIA 6.5%*
    4,840,000     Atlanta, Georgia Urban Residential Finance
                    Authority MFHR -- Franciscan Club
                    Apartments Projects, 7.75%, Due 4/01/22                                                 4,628,250
    2,500,000     Atlanta, Georgia Urban Residential Finance
                    Authority Revenue -- Landrum Arms
                    Project, 8.00%, Due 7/01/24                                                             2,337,500
                                                                                                            ---------
                                                                                                            6,965,750
ILLINOIS 6.5%*
    1,030,000     Granite City, Illinois Hospital Revenue
                    Refunding -- Saint Elizabeth Medical Center,
                    8.125%, Due 6/01/08                                                                     1,006,825
                  Illinois DFA Community Rehabilitation
                    Providers Facilities Acquisition Program
                    Revenue:
    1,110,000       7.25%, Due 3/01/04                                                                      1,047,563
    3,070,000       7.50%, Due 3/01/14                                                                      2,786,025
      270,000     Illinois DFA Industrial Revenue Refunding --
                    Great Plains Hotel Corporation of Illinois
                    Project, 7.50%, Due 4/01/16                                                               235,575
    2,000,000     Illinois DFA Solid Waste Disposal Facility
                    Revenue -- Ford Heights Waste Tire To
                    Energy Project, 7.875%, Due 4/01/11                                                     1,922,500
                                                                                                         ------------
                                                                                                            6,998,488
INDIANA 1.4%*
    1,500,000     Wells County, Indiana Hospital Authority
                    Hospital Facility Revenue Refunding --
                    Caylor-Nickel Medical Center, Inc. Project,
                    8.75%, Due 4/15/12                                                                      1,507,500

LOUISIANA 8.0%*
    6,030,000     Louisiana Public Facilities Authority Senior
                    Lien Revenue -- Progressive
                    Healthcare Providers, Inc. Developmental
                    Centers, 8.00%, Due 3/23/06+                                                            5,396,850
    3,000,000     New Orleans, Louisiana Public Improvement,
                    8.125%, Due 10/01/03                                                                    3,251,250
                                                                                                         ------------
                                                                                                            8,648,100
MASSACHUSETTS 7.5%*
                  Massachusetts Health and Educational Facilities
                    Authority Revenue -- Saints Memorial
                    Medical Center:
    2,885,000       5.75%, Due 10/01/06                                                                     2,091,625
    6,500,000       6.00%, Due 10/01/23                                                                     4,127,500

                      See notes to financial statements.

   PRINCIPAL                                                                                               VALUE
   AMOUNT                                                                                                (NOTE 2)
   ---------                                                                                              ---------
    $ 750,000     Massachusetts Industrial Finance Agency First
                    Mortgage Revenue -- Berkshire
                    Retirement Community, Lenox Project,
                    6.50%, Due 7/01/09                                                                      $ 681,563
    1,195,000     Massachusetts Industrial Finance Agency First
                    Mortgage Revenue -- Evanswood Bethzatha
                    Corporation Project, 7.875%, Due 1/15/20                                                1,139,731
                                                                                                         ------------
                                                                                                            8,040,419
MICHIGAN 2.2%*
    2,000,000     Michigan Hospital Finance Authority Hospital
                    Revenue and Refunding -- Brighton Hospital,
                    8.625%, Due 10/01/18                                                                    2,010,000
      350,000     Michigan Hospital Finance Authority Hospital
                    Revenue and Refunding -- Detroit Osteopathic
                    Hospital Corporation, 7.50%, Due 11/01/10                                                 324,187
                                                                                                         ------------
                                                                                                            2,334,187
NEW HAMPSHIRE 5.0%*
                  New Hampshire Higher Educational and Health
                    Facilities Authority First Mortgage
                    Revenue -- Rivermead at Peterborough
                    Project:
    4,000,000       7.375%, Due 7/01/00                                                                     3,910,000
    1,610,000       8.50%, Due 7/01/24                                                                      1,515,412
                                                                                                         ------------
                                                                                                            5,425,412
NEW YORK 4.0%*
    3,000,000     Orange County, New York Industrial
                    Development Agency Life Care Community
                    Revenue -- The Glen Arden, Inc. Project,
                    8.25%, Due 1/01/02                                                                      3,003,750
                  Tompkins County, New York Industrial
                    Development Agency Life Care Community
                    Revenue -- Kendal at Ithaca, Inc. Project:
      500,000       7.875%, Due 6/01/15                                                                       487,500
      800,000       7.875%, Due 6/01/24                                                                       759,000
                                                                                                         ------------
                                                                                                            4,250,250
OHIO 1.2%*
      400,000     Medina County, Ohio Economic Development
                    MFHR -- Camelot Place, Ltd. Project, 8.375%,
                    Due 10/01/23                                                                              371,000
                  Springdale, Ohio Hospital Facilities First
                    Mortgage Revenue -- Southwestern Ohio
                    Seniors' Services, Inc. Project:
      600,000       6.00%, Due 11/01/18                                                                       473,250
      550,000       6.00%, Due 11/01/23                                                                       422,125
                                                                                                         ------------
                                                                                                            1,266,375
PENNSYLVANIA 30.9%*
    1,000,000     Beaver County, Pennsylvania IDA PCR -- The Toledo
                    Edison Company Beaver Valley Project, 10.75%,
                    Due 11/15/15                                                                            1,038,750
                  Bucks County, Pennsylvania IDA CDR --
                    Attleboro Associates, Ltd. Nursing Facility
                    Project:
    1,530,000       8.00%, Due 5/08/01+                                                                     1,472,625
    3,785,000       8.25%, Due 3/13/05+                                                                     3,628,869
                  Delaware County, Pennsylvania IDA Revenue --
                    Martins Run Project:
    1,000,000       5.40%, Due 12/15/01                                                                       935,000
    1,500,000       6.00%, Due 3/17/06+                                                                     1,336,875
   $5,000,000     Horsham, Pennsylvania IDA CDA Health
                    Care Facilities Revenue -- GF/Pennsylvania
                    Properties, Inc. Project, 8.375%,
                    Due 9/01/24                                                                          $  4,712,500
                  Montgomery County, Pennsylvania Higher
                    Education and Health Authority Hospital
                    Revenue -- United Hospitals, Inc. --
                    St. Christopher's Hospital for Children
                    Project:
      350,000       7.50%, Due 11/01/13                                                                       322,437
      230,000       8.50%, Due 11/01/17                                                                       233,162
    1,600,000     Montgomery County, Pennsylvania IDA Health
                    Care Facility First Mortgage Revenue --
                    AHF/Ambler, Inc. Project, 8.50%,
                    Due 12/01/23                                                                            1,454,000
                  Montgomery County, Pennsylvania IDA
                    Retirement Community Revenue
                    Refunding --  G. D. L. Farms Corporation
                    Project:
    2,000,000       6.30%, Due 1/01/13                                                                      1,632,500
    4,660,000       6.50%, Due 1/01/20                                                                      3,751,300
    6,840,000     Montgomery County, Pennsylvania IDA
                    Revenue -- Wordsworth Academy Project,
                    8.00%, Due 9/01/24                                                                      6,164,550
    2,200,000     Pennsylvania Economic DFA Resource
                    Recovery Revenue -- Northampton
                    Generating Project, 6.875%, Due 1/01/11                                                 1,850,750
    1,260,000     Philadelphia, Pennsylvania Hospitals and Higher
                    Education Facilities Authority Hospital
                    Revenue -- Methodist Hospital Project, 9.00%,
                    Due 7/01/10                                                                             1,291,500
                  Philadelphia, Pennsylvania Hospitals and Higher
                    Education Facilities Authority Hospital
                    Revenue -- Nazareth Hospital Project:
    1,125,000       9.375%, Due 7/01/05                                                                     1,153,125
    2,220,000       9.375%, Due 7/01/15                                                                     2,261,625
                                                                                                         ------------
                                                                                                           33,239,568
TEXAS 3.8%*
    4,765,962     DeSoto, Texas IDA IDR -- Wintergreen
                    Commercial Partnership Project, 7.00%,
                    Due 1/01/17                                                                             4,116,600
VIRGINIA 1.8%*
                  Norfolk, Virginia IDA IDR Mortgage
                    Refunding -- Comfort Inn -- Norfolk Naval
                    Station Project:
      625,000       6.75%, Due 1/15/07+                                                                       549,219
    1,675,000       7.00%, Due 9/05/13+                                                                     1,434,219
                                                                                                         ------------
                                                                                                            1,983,438
WISCONSIN 5.3%*
   5,660,000      Brookfield, Wisconsin IDR Refunding --
                    Midway Motor Lodge Project, 8.40%,
                    Due 2/15/06+                                                                            5,737,825
                                                                                                         ------------
                  Total Municipal Bonds (Cost $107,098,295)                                               102,219,813

                      See notes to financial statements.

SCHEDULE OF INVESTMENTS IN SECURITIES (continued)            December 31, 1994
STRONG HIGH-YIELD MUNICIPAL BOND FUND (continued)

   PRINCIPAL                                                                                               VALUE
    AMOUNT                                                                                                (NOTE 2)
   ---------                                                                                              ---------
CASH EQUIVALENTS 4.8%*
DAILY VARIABLE RATE PUT BONDS
NEW MEXICO 0.5%*
$   500,000       Farmington, New Mexico PCR -- Arizona
                    Public Service Company Four Corners
                    Project                                                                               $   500,000
NORTH CAROLINA 1.4%*
   1,500,000      Halifax County, North Carolina Industrial
                    Facilities and Pollution Control Financing
                    Authority Revenue -- Westmoreland --
                    LG&E Partners Roanoke Valley Project                                                    1,500,000
OHIO 1.0%*
   1,100,000      Twinsburg, Ohio  IDR -- United Stationers
                    Supply Co. Project                                                                      1,100,000
UTAH 1.9%*
   2,000,000      Salt Lake County, Utah PCR Refunding --
                    Service Station Holdings, Inc. Project                                                  2,000,000
                                                                                                        -------------
                  Total Daily Variable Rate Put Bonds
                    (Cost $5,100,000)                                                                       5,100,000
                                                                                                        -------------
                  TOTAL INVESTMENTS IN SECURITIES
                    (COST $112,198,295) 99.8%*                                                            107,319,813
                  Other Assets and Liabilities, Net 0.2%*                                                     235,584
                                                                                                        -------------
                  NET ASSETS 100.0%*                                                                     $107,555,397
                                                                                                        -------------
                                                                                                        -------------

*     Percentages are calculated as a percentage of net assets.

**    Variable rate bonds.

+ Maturity date represents actual maturity, earliest put date or pre-refunding date.

(d) Security was purchased while in default, and accordingly, no interest has been accrued or received since acquisition.

(w)   When-Issued Security.

                      See notes to financial statements.

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 1994

                                                                                                (In Thousands)
                                                                                 STRONG MUNICIPAL             STRONG SHORT-TERM
                                                                                 MONEY MARKET FUND           MUNICIPAL BOND FUND
                                                                                 -----------------           -------------------
INTEREST INCOME                                                                        $46,910                     $10,475
EXPENSES:
  Investment Advisory Fees                                                               6,673                       1,010
  Custodian Fees                                                                           123                          35
  Shareholder Servicing Costs                                                              868                         211
  Reports to Shareholders                                                                  692                          72
  Federal and State Registration Fees                                                       80                         104
  Other                                                                                    126                          58
                                                                                        ------                     -------
  Total Expenses before Waivers and Absorptions by Advisor                               8,562                       1,490
  Voluntary Expense Waivers and Absorptions by Advisor                                    (187)                         --
                                                                                        ------                     -------
  Expenses, Net                                                                          8,375                       1,490
                                                                                        ------                     -------
NET INVESTMENT INCOME                                                                   38,535                       8,985

REALIZED AND UNREALIZED GAIN (LOSS):
  Net Realized Gain (Loss) on:
    Investments                                                                             --                      (8,946)
    Futures Contracts                                                                       --                       2,433
  Change in Unrealized Appreciation/Depreciation on Investments                             --                      (6,339)
                                                                                        ------                     -------
NET LOSS                                                                                    --                     (12,852)
                                                                                        ------                     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                        $38,535                   ($  3,867)
                                                                                        ======                     ========

                                                              STRONG INSURED              STRONG               STRONG HIGH-YIELD
                                                            MUNICIPAL BOND FUND     MUNICIPAL BOND FUND        MUNICIPAL BOND FUND
                                                            -------------------     -------------------        -------------------
INTEREST INCOME                                                    $3,008               $22,806                  $5,945
EXPENSES:
  Investment Advisory Fees                                            253                 2,078                      477
  Custodian Fees                                                        8                    39                       15
  Shareholder Servicing Costs                                          92                   455                       80
  Reports to Shareholders                                              26                   140                       26
  Federal and State Registration Fees                                  53                    90                       53
  Other                                                                47                    51                       24
                                                                  -------              --------                  -------
  Total Expenses before Waivers and Absorptions by Advisor            479                 2,853                      675
  Voluntary Expense Waivers and Absorptions by Advisor                 --                    --                     (675)
                                                                  -------              --------                  -------
  Expenses, Net                                                       479                 2,853                       --
                                                                  -------              --------                  -------
NET INVESTMENT INCOME                                               2,529                19,953                    5,945

REALIZED AND UNREALIZED GAIN (LOSS):
  Net Realized Gain (Loss) on:
    Investments                                                    (3,993)              (23,725)                  (2,072)
    Futures Contracts                                                  --                    --                      111
  Change in Unrealized Appreciation/Depreciation
    on Investments                                                 (2,405)              (14,892)                  (4,978)
                                                                  -------              --------                  -------
NET LOSS                                                           (6,398)              (38,617)                  (6,939)
                                                                  -------              --------                  -------
NET DECREASE IN NET ASSETS RESULTING
  FROM OPERATIONS                                                 ($3,869)             ($18,664)                  ($ 994)
                                                                  =======              ========                  =======

                      See notes to financial statements.

STATEMENTS OF ASSETS AND LIABILITIES
December 31, 1994

                                                                         (In Thousands, Except Per Share Amounts)

                                                                         STRONG MUNICIPAL        STRONG SHORT-TERM
                                                                        MONEY MARKET FUND       MUNICIPAL BOND FUND
                                                                        -----------------       -------------------
ASSETS:
  Investments in Securities, at Value
    (Cost of $1,267,532 and $171,590, respectively)                        $ 1,267,532            $   168,294
  Receivable from Brokers  for Securities Sold                                  62,520                  5,052
  Interest Receivable                                                           10,489                  2,845
  Other                                                                            291                    736
                                                                           -----------            -----------
  Total Assets                                                               1,340,832                176,927

LIABILITIES:
  Payable to Brokers for Securities Purchased                                   74,887                 14,821
  Dividends Payable                                                              4,598                    716
  Accrued Operating Expenses and Other Liabilities                                 730                    147
                                                                           -----------            -----------
  Total Liabilities                                                             80,215                 15,684
                                                                           -----------            -----------
NET ASSETS                                                                 $ 1,260,617            $   161,243
                                                                           ===========            ===========

Capital Shares
  Authorized                                                                10,000,000             10,000,000
  Outstanding                                                                1,260,617                 16,577

NET ASSET VALUE PER SHARE                                                  $      1.00            $      9.73
                                                                           ===========            ===========

                                                          STRONG INSURED            STRONG            STRONG HIGH-YIELD
                                                       MUNICIPAL BOND FUND     MUNICIPAL BOND FUND    MUNICIPAL BOND FUND
                                                       -------------------     -------------------    -------------------
ASSETS:
  Investments in Securities, at Value
    (Cost of $49,104, $264,485 and $112,198,
      respectively)                                       $    49,240               $262,718             $  107,320
  Receivable from Brokers for Securities Sold                   4,076                 14,033                  3,255
  Interest Receivable                                           1,054                  4,554                  2,307
  Other                                                           213                    215                    280
                                                          -----------               --------             ----------
  Total Assets                                                 54,583                281,520                113,162

LIABILITIES:
  Payable to Brokers for Securities Purchased                   3,251                     --                  4,861
  Dividends Payable                                               216                  1,511                    716
  Accrued Operating Expenses and Other Liabilities                 92                    201                     30
                                                          -----------               --------             ----------
  Total Liabilities                                             3,559                  1,712                  5,607
                                                          -----------               --------             ----------
NET ASSETS                                                $    51,024               $279,808             $  107,555
                                                          ===========               ========             ==========
Capital Shares
  Authorized                                               10,000,000                100,000              1,000,000
  Outstanding                                                   5,009                 30,329                 11,572

NET ASSET VALUE PER SHARE                                 $     10.19               $   9.23             $     9.29
                                                          ===========               ========             ==========

                      See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31, 1994 and 1993

                                                                                (In Thousands)
                                                               STRONG MUNICIPAL            STRONG SHORT-TERM
                                                              MONEY MARKET FUND           MUNICIPAL BOND FUND
                                                           --------------------------     -------------------
                                                               1994            1993         1994       1993
                                                           ----------      ----------     --------   --------
OPERATIONS:
  Net Investment Income                                    $   38,535      $   29,240     $  8,985   $  7,390
  Net Realized Gain (Loss)                                         --              --       (6,513)     1,573
  Change in Unrealized Appreciation/Depreciation                   --              --       (6,339)     1,963
                                                           ----------      ----------     --------   --------
  Increase (Decrease) in Net Assets Resulting
    from Operations                                            38,535          29,240       (3,867)    10,926

CAPITAL SHARE TRANSACTIONS                                     88,057          67,069      (41,777)   103,296

DIVIDENDS PAID FROM:
  Net Investment Income                                       (38,535)        (29,240)      (8,985)    (7,390)
  Net Realized Gain on Investments                                 --              --         (308)    (1,468)
                                                           ----------      ----------     --------   --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        88,057          67,069      (54,937)   105,364

NET ASSETS:
  Beginning of Year                                         1,172,560       1,105,491      216,180    110,816
                                                           ----------      ----------     --------   --------
  End of Year                                              $1,260,617      $1,172,560     $161,243   $216,180
                                                           ==========      ==========     ========   ========

                      See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31, 1994 and 1993

                                                                               (In Thousands)
                                                                 STRONG INSURED               STRONG
                                                               MUNICIPAL BOND FUND       MUNICIPAL BOND FUND
                                                               1994            1993        1994       1993
                                                              -------         -------     --------   --------
OPERATIONS:
  Net Investment Income                                       $ 2,529         $ 2,409     $ 19,953   $ 22,187
  Net Realized Gain (Loss)                                     (3,993)            635      (23,725)    11,696
  Change in Unrealized Appreciation/Depreciation               (2,405)          2,271      (14,892)     9,409
                                                              -------         -------     --------   --------
  Increase (Decrease) in Net Assets Resulting
    from Operations                                            (3,869)          5,315      (18,664)    43,292

CAPITAL SHARE TRANSACTIONS                                     (3,791)         37,733      (80,486)   100,046

DIVIDENDS PAID FROM:
  Net Investment Income                                        (2,529)         (2,409)     (19,953)   (22,187)
  Net Realized Gain on Investments                                 --            (793)          --    (11,991)
                                                              -------         -------     --------   --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       (10,189)         39,846     (119,103)   109,160

NET ASSETS:
  Beginning of Year                                            61,213          21,367      398,911    289,751
                                                              -------         -------     --------   --------
  End of Year                                                 $51,024         $61,213     $279,808   $398,911
                                                              =======         =======     ========   ========

                                                                 STRONG HIGH-YIELD
                                                                MUNICIPAL BOND FUND
                                                               1994            1993*
                                                             --------         -------
OPERATIONS:
  Net Investment Income                                      $  5,945          $  127
  Net Realized Gain (Loss)                                     (1,961)              6
  Change in Unrealized Appreciation/Depreciation               (4,978)            114
                                                             --------         -------
  Increase (Decrease) in Net Assets Resulting
    from Operations                                              (994)            247

CAPITAL SHARE TRANSACTIONS                                     93,661          20,620

DIVIDENDS PAID FROM:
  Net Investment Income                                        (5,945)           (127)
  Net Realized Gain on Investments                                 (7)             --
                                                             --------         -------
TOTAL INCREASE IN NET ASSETS                                   86,715          20,740

NET ASSETS:
  Beginning of Period                                          20,840             100
                                                             --------         -------
  End of Period                                              $107,555         $20,840
                                                             ========         =======

*For the Period October 1, 1993 (Inception) through December 31, 1993.

                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 1994

1.  ORGANIZATION
    The Strong Municipal Income Funds consist of Strong Municipal Money Market Fund, Inc., Strong Short-Term Municipal Bond Fund, Inc., Strong Insured Municipal Bond Fund, Inc., Strong Municipal Bond Fund, Inc. and Strong High-Yield Municipal Bond Fund, Inc. The Funds are separately incorporated, diversified, open-end management investment companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

2.  SIGNIFICANT ACCOUNTING POLICIES
    The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements.

    (A) Security Valuation -- Investments in securities for which market quotations are readily available are valued at fair value as determined by a pricing service on the basis of the average of the most recent bid and asked prices in the principal market (closing sales prices if the principal market is an exchange) in which such securities are normally traded as well as such factors as market transactions among institutional investors and dealer quotations for similar securities. Securities for which quotations are not readily available are valued at fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Directors of the Funds. Debt securities which are purchased within 60 days of their stated maturity are valued at amortized cost, which approximates current value.

         Investments in Strong Municipal Money Market Fund are valued using the amortized cost method (which approximates current value) whereby investments purchased at a discount or premium are valued by amortizing the difference between the original purchase price and maturity value of the issue over the period to maturity.

    (B) Federal Income and Excise Taxes and Distributions to Shareholders -- It is the Funds' policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of their taxable income to their shareholders in a manner which results in no tax cost to the Funds. Therefore, no Federal income or excise tax provision is required.

    (C) Realized Gains and Losses On Investment Transactions -- The Funds determine the gain or loss realized on investment transactions by comparing the identified cost of the security lot sold with the net sales proceeds.

    (D) Futures -- The Funds, except for Strong Municipal Money Market Fund, may enter into futures contracts to provide protection against adverse movements in the prices of securities in the portfolio. Upon entering into a futures contract, the Funds pledge to the broker cash or other high-quality liquid debt securities equal to the minimum "initial margin" requirements of the exchange. Additionally, the Funds receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as "variation margin," and are recorded by the Funds as unrealized gains or losses. When the futures contract is closed, the Funds record a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

         The use of futures contracts involves, to varying degrees, elements of market risk in excess of the amount recognized in the statement of assets and liabilities. The predominant risk is that the movement in the price of the futures contract may not correlate perfectly with the movement in the prices of the assets being hedged. A lack of correlation could render the portfolio's hedging strategy unsuccessful and could result in a loss to the portfolio.

         Futures contracts open at December 31, 1994 were as follows:

                                                                                                                        UNREALIZED
                                                                                                                       APPRECIATION
                                                                                  CONTRACT VALUE                      (DEPRECIATION)
        FUND                COLLATERAL (PAR VALUE)                CONTRACTS       (IN THOUSANDS)       EXPIRATION     (IN THOUSANDS)
        ----                ----------------------                ---------       --------------       ----------     --------------
      Strong        Springfield, Missouri and Carlyle Capital   355 Municipal       ($30,142)          March 1995          ($321)
      Short-Term    Markets, Inc. Board of Public Utilities       Bond Index
      Municipal     COP, 5.20%                                     Futures
      Bond Fund     $2,750,000 Due 12/15/03                        (Short)

      Strong        Halifax County, North Carolina Industrial   100 Municipal         (8,491)          March 1995             14
      High-Yield    Facilities and Pollution Control              Bond Index
      Municipal     Financing Authority Revenue --                 Futures
      Bond Fund     Westmoreland -- LG&E Partners Roanoke          (Short)
                    Valley Project $1,500,000 Due 1/03/95

    (E) Options -- The Funds, except for Strong Municipal Money Market Fund, may engage in options transactions to hedge against expected declines of their portfolio securities. Premiums received by the Funds upon writing covered call options are recorded in each Fund's statement of assets and liabilities as an asset with a corresponding liability which is subsequently adjusted to the current market value of the option. When an option expires, is exercised, or is closed, each Fund realizes a gain or loss, and the liability is eliminated. Each Fund continues to bear the risk of a decline in the price of the underlying security during the period, although any potential loss during the period would be reduced by the amount of the option premium received.

         The Funds, except for Strong Municipal Money Market Fund, may also purchase put options on futures contracts, write call options on futures contracts, and enter into related closing transactions for hedging purposes. These options generally are similar to an option covering a specific security, except that delivery of cash rather than the underlying security is made.

         The use of written option contracts involves elements of market risk in excess of the amount recognized in the statement of assets and liabilities. The contract value represents a Fund's involvement in these financial instruments. When required, a Fund will set aside permissible liquid assets in a segregated account to secure its potential obligations under its options positions.

December 31, 1994

    (F) When-Issued Securities -- The Funds may purchase securities on a when-issued or delayed delivery basis. Although the payment and interest terms of these securities are established at the time the purchaser enters into the agreement, these securities may be delivered and paid for at a future date, generally within 45 days. The Funds record purchases of when-issued securities and reflect the values of such securities in determining net asset value in the same manner as other portfolio securities. The Funds segregate and maintain at all times cash, cash equivalents, or other high-quality liquid debt securities in an amount at least equal to the amount of outstanding commitments for when-issued securities.

    (G) Average Years to Maturity -- A Fund's average maturity is generally based on the actual stated maturity of a security. However, the maturity date of a variable rate security is the next interest rate adjustment date and for a debt security with a put or demand feature, the next put or demand exercise date is considered its maturity. The maturity of a mortgage-backed security is determined on an "expected life" basis. Notwithstanding the foregoing, the use of futures contracts for hedging purposes may impact the effective maturity of a portfolio security and accordingly, the calculated average years to maturity of the Fund.

    (H) Deferred Organizational Costs -- Costs incurred by Strong Short-Term Municipal Bond Fund, Strong Insured Municipal Bond Fund and Strong High-Yield Municipal Bond Fund in connection with their organization and initial registration and public offering of shares have been deferred and are being amortized to expense over a sixty-month period. These costs were advanced by the Advisor and will be reimbursed by the Funds over a period of not more than sixty months.

    (I) Other -- Portfolio transactions are recorded on the trade date. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

3.  NET ASSETS

    Net assets as of December 31, 1994 were as follows (in thousands):

                                                   STRONG MUNICIPAL         STRONG SHORT-TERM          STRONG INSURED
                                                   MONEY MARKET FUND       MUNICIPAL BOND FUND       MUNICIPAL BOND FUND
                                                   -----------------       -------------------       -------------------
      Capital Stock                                   $1,260,617               $171,372                   $54,957
      Undistributed Net Realized Loss                         --                 (6,513)                   (4,069)
      Net Unrealized Appreciation (Depreciation)              --                 (3,616)                      136
                                                      ----------               --------                   -------
      Net Assets                                      $1,260,617               $161,243                   $51,024
                                                      ==========               ========                   =======

                                                        STRONG               STRONG HIGH-YIELD
                                                  MUNICIPAL BOND FUND       MUNICIPAL BOND FUND
                                                  -------------------       -------------------
      Capital Stock                                    $ 305,572                 $114,381
      Undistributed Net Realized Loss                    (23,996)                  (1,961)
      Net Unrealized Depreciation                         (1,768)                  (4,865)
                                                       ---------                 --------
      Net Assets                                       $ 279,808                 $107,555
                                                       =========                 ========

4. CAPITAL SHARE TRANSACTIONS

   Transactions in shares of the Funds during 1994 and 1993 were as follows (in thousands):

                                                              1994                          1993
                                                    ------------------------      ------------------------
                                                      SHARES       DOLLARS          SHARES       DOLLARS
                                                    ----------    ----------      ----------    ----------
   STRONG MUNICIPAL MONEY MARKET FUND
   Shares Sold                                       2,652,872    $2,652,872       2,067,312    $2,067,312
   Shares Issued in Reinvestment of Dividends           34,513        34,513          24,859        24,859
   Shares Redeemed                                  (2,599,328)   (2,599,328 )    (2,025,102)   (2,025,102)
                                                    ----------    ----------      ----------    ----------
   Net Increase                                         88,057    $   88,057          67,069    $   67,069
                                                    ==========    ==========      ==========    ==========

   STRONG SHORT-TERM MUNICIPAL BOND FUND
   Shares Sold                                          14,809    $  150,226          20,830    $  215,066
   Shares Issued in Reinvestment of Dividends              799         8,049             707         7,298
   Shares Redeemed                                     (19,907)     (200,052)        (11,524)     (119,068)
                                                    ----------    ----------      ----------    ----------
   Net Increase (Decrease)                              (4,299)  ($   41,777)         10,013    $  103,296
                                                    ==========    ==========      ==========    ==========

   STRONG INSURED MUNICIPAL BOND FUND
   Shares Sold                                           3,835    $   40,236           5,420    $   60,923
   Shares Issued in Reinvestment of Dividends              179         1,922             214         2,427
   Shares Redeemed                                      (4,347)       (45,949)        (2,267)      (25,617)
                                                    ----------    ----------      ----------    ----------
   Net Increase (Decrease)                                (333)  ($    3,791 )         3,367    $   37,733
                                                    ==========    ==========      ==========    ==========

                                                               1994                         1993
                                                        SHARES      DOLLARS          SHARES       DOLLARS
                                                       -------      --------         -------      --------
   STRONG MUNICIPAL BOND FUND
   Shares Sold                                          17,346      $168,663          31,256      $321,485
   Shares Issued in Reinvestment of Dividends            1,675        16,211           2,689        27,719
   Shares Redeemed                                     (27,598)     (265,360)        (24,027)     (249,158)
                                                       -------      --------         -------      --------
   Net Increase (Decrease)                              (8,577)    ($ 80,486)          9,918      $100,046
                                                       =======      ========         =======      ========

   STRONG HIGH-YIELD MUNICIPAL BOND FUND
   Shares Sold                                          21,216      $205,563           2,234      $ 22,439
   Shares Issued in Reinvestment of Dividends              400         3,848               4            42
   Shares Redeemed                                     (12,107)     (115,750)           (186)       (1,861)
                                                       -------      --------         -------      --------
   Net Increase                                          9,509      $ 93,661           2,052      $ 20,620
                                                       =======      ========         =======      ========

5.  RELATED PARTY TRANSACTIONS

    Strong Capital Management, Inc. (the "Advisor"), with whom certain officers and a director of the Funds are affiliated, provides investment advisory services and shareholder recordkeeping and related services to the Funds. Investment advisory fees, which are established by terms of the Advisory Agreements, are based on annualized rates of .50% of the average daily net assets of the Strong Municipal Money Market Fund, Strong Short-Term Municipal Bond Fund and Strong Insured Municipal Bond Fund, and .60% of the average daily net assets of the Strong Municipal Bond Fund and Strong High-Yield Municipal Bond Fund. Advisory fees are subject to reimbursement by the Advisor if the Funds' operating expenses exceed certain levels. Shareholder recordkeeping and related service fees are based on contractually established rates for each open and closed shareholder account. In addition, the Advisor is compensated for certain other services related to costs incurred for reports to shareholders.

    Certain information regarding these transactions, excluding the effects of waivers and reimbursements for the year ended December 31, 1994 is as follows (in thousands):

                                                  STRONG MUNICIPAL            STRONG SHORT-TERM              STRONG INSURED
                                                 MONEY MARKET FUND           MUNICIPAL BOND FUND          MUNICIPAL BOND FUND
                                                 -----------------           -------------------          -------------------
    Payable to Advisor at December 31, 1994            $623                         $122                          $79
    Other Shareholder Servicing Expenses Paid
      to Advisor                                         34                            6                            2
    Unaffiliated Directors' Fees                         15                            4                            2

                                                         STRONG               STRONG HIGH-YIELD
                                                   MUNICIPAL BOND FUND        MUNICIPAL BOND FUND
                                                   -------------------        -------------------
    Payable to Advisor at December 31, 1994              $160                        $ 29
    Other Shareholder Servicing Expenses Paid
      to Advisor                                           12                           2
    Unaffiliated Directors' Fees                            6                           2

6.  INVESTMENT TRANSACTIONS

    The aggregate purchases and sales of long-term securities during 1994 were as follows (in thousands):

                                                 STRONG SHORT-TERM        STRONG INSURED
                                                MUNICIPAL BOND FUND     MUNICIPAL BOND FUND
                                                -------------------     -------------------
    Purchases                                        $ 546,510              $192,217
    Sales                                              584,417               206,095

                                                 STRONG MUNICIPAL       STRONG HIGH-YIELD
                                                     BOND FUND         MUNICIPAL BOND FUND
                                                 ----------------      -------------------
    Purchases                                       $1,033,090              $237,891
    Sales                                            1,174,137               149,446

December 31, 1994

7.  INCOME TAX INFORMATION

    At December 31, 1994, the investment cost, gross unrealized appreciation and depreciation on investments and capital loss carryovers (expiring in 2002) for Federal income tax purposes were as follows (in thousands):

                                                  STRONG SHORT-TERM           STRONG INSURED
                                                 MUNICIPAL BOND FUND        MUNICIPAL BOND FUND
                                                 -------------------        --------------------
    Aggregate Investment Cost                         $171,601                  $ 49,126
    Aggregate Unrealized:
      Appreciation                                     $   377                  $    620
      Depreciation                                      (3,684)                     (506)
                                                      --------                  --------
                                                     ($  3,307)                 $    114
                                                      ========                  ========
    Capital Loss Carryovers                           $  6,916                  $  4,047
                                                      ========                  ========

                                                   STRONG MUNICIPAL         STRONG HIGH-YIELD
                                                      BOND FUND            MUNICIPAL BOND FUND
                                                   ----------------        --------------------
    Aggregate Investment Cost                         $264,782                  $112,221
    Aggregate Unrealized:
      Appreciation                                    $  7,056                  $     88
      Depreciation                                      (9,120)                   (4,989)
                                                      --------                  --------
                                                     ($  2,064)                ($  4,901)
                                                      ========                  ========
    Capital Loss Carryovers                           $ 23,699                  $  1,924
                                                      ========                  ========

8.  ABBREVIATIONS

    The following is a list of abbreviations used in the Schedules of Investments in Securities:

    BAN         -- Bond Anticipation Notes
    CDA         -- Commercial Development Authority
    CDR         -- Commercial Development Revenue
    COP         -- Certificates of Participation
    DFA         -- Development Finance Authority
    EDA         -- Economic Development Authority
    EDC         -- Economic Development Corporation
    EDR         -- Economic Development Revenue
    GO          -- General Obligation
    HDA         -- Housing Development Authority
    HDC         -- Housing Development Corporation
    HFA         -- Housing Finance Authority
    HFC         -- Housing Finance Corporation
    IBA         -- Industrial Building Authority
    IBR         -- Industrial Building Revenue
    IDA         -- Industrial Development Authority
    IDB         -- Industrial Development Board
    IDC         -- Industrial Development Corporation
    IDR         -- Industrial Development Revenue
    IFA         -- Investment Finance Authority
    MFHR        -- Multi-Family Housing Revenue
    MFMR        -- Multi-Family Mortgage Revenue
    PCR         -- Pollution Control Revenue
    RAN         -- Revenue Anticipation Notes
    SFHR        -- Single Family Housing Revenue
    SFMR        -- Single Family Mortgage Revenue
    TRAN        -- Tax and Revenue Anticipation Notes

FINANCIAL HIGHLIGHTS

The following presents information relating to a share of capital stock of each of the Funds, outstanding for the entire period.

STRONG MUNICIPAL MONEY MARKET FUND

                                                   1994           1993            1992          1991          1990
                                                ----------     ----------      ----------     --------      --------
NET ASSET VALUE, BEGINNING OF PERIOD            $     1.00     $     1.00      $     1.00     $   1.00      $   1.00
  Net Investment Income                               0.03           0.02            0.03         0.05          0.06
  Dividends from Net Investment Income***            (0.03)         (0.02)          (0.03)       (0.05)        (0.06)
                                                ----------     ----------      ----------     --------      --------
NET ASSET VALUE, END OF PERIOD                  $     1.00     $     1.00      $     1.00     $   1.00      $   1.00
                                                ==========     ==========      ==========     ========      ========
Total Return                                         +2.9%          +2.5%           +3.4%        +5.2%         +6.1%
Net Assets, End of Period (In Thousands)        $1,260,617     $1,172,560      $1,105,491     $782,482      $218,205
Ratio of Expenses to Average Net Assets               0.6%           0.7%            0.7%         0.7%          0.8%
Ratio of Expenses to Average Net Assets
  Without Waivers                                     0.6%           0.7%            0.7%         0.7%          0.8%
Ratio of Net Investment Income to Average
  Net Assets                                          2.9%           2.5%            3.3%         5.0%          6.0%

                                                    1989             1988             1987             1986
                                                  --------         --------         --------         --------
NET ASSET VALUE, BEGINNING OF PERIOD              $   1.00         $   1.00         $   1.00         $   1.00
  Net Investment Income                               0.06             0.05             0.05             0.01
  Dividends from Net Investment Income***            (0.06)           (0.05)           (0.05)           (0.01)
                                                  --------         --------         --------         --------
NET ASSET VALUE, END OF PERIOD                    $   1.00         $   1.00         $   1.00         $   1.00
                                                  ========         ========         ========         ========
Total Return                                         +6.1%            +5.2%            +4.7%            +0.7%
Net Assets, End of Period (In Thousands)          $ 73,802         $ 77,465         $ 59,085         $  2,401
Ratio of Expenses to Average Net Assets               0.9%             0.8%             0.6%             0.5%*
Ratio of Expenses to Average Net Assets
  Without Waivers                                     0.9%             0.8%             1.0%             0.5%*
Ratio of Net Investment Income to Average
  Net Assets                                          5.9%             5.0%             4.7%             3.7%*

STRONG SHORT-TERM MUNICIPAL BOND FUND

                                                   1994           1993            1992
                                                ----------     ----------      ----------
NET ASSET VALUE, BEGINNING OF PERIOD            $    10.36     $    10.20      $    10.00
INCOME FROM INVESTMENT OPERATIONS
  Net Investment Income                               0.45           0.44            0.48
  Net Realized and Unrealized Gains (Losses)
    on Investments                                   (0.62)          0.23            0.22
                                                ----------     ----------      ----------
TOTAL FROM INVESTMENT OPERATIONS                     (0.17)          0.67            0.70
LESS DISTRIBUTIONS
  Dividends From Net Investment Income***            (0.45)         (0.44)          (0.48)
  Distributions From Net Realized Gains              (0.01)         (0.07)          (0.02)
                                                ----------     ----------      ----------
TOTAL DISTRIBUTIONS                                  (0.46)         (0.51)          (0.50)
                                                ----------     ----------      ----------
NET ASSET VALUE, END OF PERIOD                  $     9.73     $    10.36      $    10.20
                                                ==========     ==========      ==========
Total Return                                         -1.6%          +6.8%           +7.2%
Net Assets, End of Period (In Thousands)        $  161,243     $  216,180      $  110,816
Ratio of Expenses to Average Net Assets               0.7%           0.6%            0.2%
Ratio of Expenses to Average Net Assets
  Without Waivers and Absorptions                     0.7%           0.7%            0.8%
Ratio of Net Investment Income to Average
  Net Assets                                          4.5%           4.2%            4.9%
Portfolio Turnover Rate                             273.2%         141.5%          139.9%

    * Calculated on an annualized basis.
   ** Inception date is October 23, 1986 for Strong Municipal Money Market
      Fund. Total return is not annualized.
  *** Tax-exempt for regular Federal income tax purposes.

STRONG INSURED MUNICIPAL BOND FUND

                                                     1994             1993              1992              1991
                                                   --------         --------          --------          --------
NET ASSET VALUE, BEGINNING OF PERIOD               $  11.46         $  10.82          $  10.28          $  10.00
INCOME FROM INVESTMENT OPERATIONS
  Net Investment Income                                0.54             0.56              0.62              0.06
  Net Realized and Unrealized Gains (Losses)
    on Investments                                    (1.27)            0.80              0.68              0.28
                                                   --------         --------          --------          --------
TOTAL FROM INVESTMENT OPERATIONS                      (0.73)            1.36              1.30              0.34
LESS DISTRIBUTIONS
  Dividends From Net Investment Income***             (0.54)           (0.56)            (0.62)            (0.06)
  Distributions From Net Realized Gains                  --            (0.16)            (0.14)               --
                                                   --------         --------          --------          --------
TOTAL DISTRIBUTIONS                                   (0.54)           (0.72)            (0.76)            (0.06)
                                                   --------         --------          --------          --------
NET ASSET VALUE, END OF PERIOD                     $  10.19         $  11.46          $  10.82          $  10.28
                                                   ========         ========          ========          ========
Total Return                                          -6.5%           +12.8%            +13.1%             +3.4%

Net Assets, End of Period (In Thousands)           $ 51,024         $ 61,213          $ 21,367          $  1,308
Ratio of Expenses to Average Net Assets                1.0%             0.6%              0.2%              0.5%*
Ratio of Expenses to Average Net Assets
  Without Waivers and Absorptions                      1.0%             0.9%              1.1%              1.0%*
Ratio of Net Investment Income to Average
  Net Assets                                           5.0%             4.9%              5.8%              5.6%*
Portfolio Turnover Rate                              411.1%           110.7%            289.6%            238.9%*

STRONG MUNICIPAL BOND FUND

                                                     1994             1993              1992              1991             1990
                                                  ---------        ---------         ---------         ---------        ---------
NET ASSET VALUE, BEGINNING OF PERIOD               $  10.25         $  10.00          $   9.76          $   9.22         $   9.47
INCOME FROM INVESTMENT OPERATIONS
  Net Investment Income                                0.56             0.58              0.65              0.65             0.66
  Net Realized and Unrealized Gains (Losses)
     on Investments                                   (1.02)            0.57              0.50              0.54           (0.25)
                                                  ---------        ---------         ---------         ---------        ---------
TOTAL FROM INVESTMENT OPERATIONS                      (0.46)            1.15              1.15              1.19             0.41
LESS DISTRIBUTIONS
  Dividends From Net Investment Income***             (0.56)          (0.58)             (0.65)            (0.65)          (0.66)
  Distributions From Net Realized Gains                  --           (0.32)             (0.26)               --               --
                                                  ---------        ---------         ---------         ---------        ---------
TOTAL DISTRIBUTIONS                                   (0.56)           (0.90)           (0.91)             (0.65)           (0.66)
                                                  ---------        ---------         ---------         ---------        ---------
NET ASSET VALUE, END OF PERIOD                    $    9.23        $   10.25         $   10.00         $    9.76        $    9.22
                                                  =========        =========         =========         =========        =========
Total Return                                          -4.6%           +11.8%            +12.2%            +13.4%            +4.6%

Net Assets, End of Period (In Thousands)           $279,808         $398,911          $289,751          $115,230         $ 31,560
Ratio of Expenses to Average Net Assets                0.8%             0.7%              0.1%              0.1%             0.3%
Ratio of Expenses to Average Net Assets
  Without Waivers and Absorptions                      0.8%             0.8%              0.9%              1.1%             1.5%
Ratio of Net Investment Income to Average
  Net Assets                                           5.8%             5.6%              6.4%              6.9%             7.2%
Portfolio Turnover Rate                              311.0%           156.7%            324.0%            465.2%           586.0%

                                                       1989             1988              1987            1986

                                                    ---------        ---------        ---------        ---------

NET ASSET VALUE, BEGINNING OF PERIOD                 $   9.35         $   9.16         $  10.01         $  10.00
INCOME FROM INVESTMENT OPERATIONS
  Net Investment Income                                  0.52             0.49             0.67             0.12
  Net Realized and Unrealized Gains (Losses)
     on Investments                                      0.12             0.19            (0.85)            0.01
                                                    ---------        ---------        ---------        ---------
TOTAL FROM INVESTMENT OPERATIONS                         0.64             0.68            (0.18)            0.13
LESS DISTRIBUTIONS
  Dividends From Net Investment Income***               (0.52)           (0.49)           (0.67)           (0.12)
  Distributions From Net Realized Gains                    --               --               --               --
                                                    ---------        ---------        ---------        ---------
TOTAL DISTRIBUTIONS                                    (0.52)            (0.49)           (0.67)           (0.12)
                                                    ---------        ---------        ---------        ---------
NET ASSET VALUE, END OF PERIOD                      $    9.47        $    9.35        $    9.16        $   10.01
                                                    =========        =========        =========        =========
Total Return                                            +7.1%            +7.6%            -1.8%            +1.3%

Net Assets, End of Period (In Thousands)             $ 18,735         $ 18,275         $ 19,070         $  2,212
Ratio of Expenses to Average Net Assets                  1.7%             1.3%             1.0%             0.4%*
Ratio of Expenses to Average Net Assets
  Without Waivers and Absorptions                        1.8%             1.4%             1.3%             1.0%*
Ratio of Net Investment Income to Average
  Net Assets                                             5.6%             5.3%             7.0%             6.4%*
Portfolio Turnover Rate                                243.3%           343.6%           284.0%           116.1%*

     *  Calculated on an annualized basis.
    ** Respective inception dates are November 25, 1991 for Strong Insured Municipal Bond Fund and October 23, 1986 for Strong Municipal Bond Fund. Total return is not annualized.
   ***  Tax-exempt for regular Federal income tax purposes.

STRONG HIGH-YIELD MUNICIPAL BOND FUND

                                                              1994                 1993**
                                                            --------             --------
NET ASSET VALUE, BEGINNING OF PERIOD                        $  10.10             $  10.00
INCOME FROM INVESTMENT OPERATIONS
  Net Investment Income                                         0.71                 0.16
  Net Realized and Unrealized Gains (Losses)
    on Investments                                             (0.81)                0.10
                                                            --------             --------
TOTAL FROM INVESTMENT OPERATIONS                               (0.10)                0.26
LESS DISTRIBUTIONS
  Dividends From Net Investment Income***                      (0.71)               (0.16)
                                                            --------             --------
TOTAL DISTRIBUTIONS                                            (0.71)               (0.16)
                                                            --------             --------
NET ASSET VALUE, END OF PERIOD                              $   9.29             $  10.10
                                                            ========             ========
Total Return                                                   -1.0%                +2.7%
Net Assets, End of Period (In Thousands)                    $107,555             $ 20,840
Ratio of Expenses to Average Net Assets                         0.0%                 0.0%
Ratio of Expenses to Average Net Assets
  Without Waivers and Absorptions                               0.8%                 1.1%*
Ratio of Net Investment Income to Average Net Assets            7.5%                 6.8%*
Portfolio Turnover Rate                                       198.1%               111.1%*

   *  Calculated on an annualized basis.
  ** Inception date is October 1, 1993. Total return is not annualized. *** Tax-exempt for regular Federal income tax purposes.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of the Strong Municipal Income Funds

We have audited the accompanying statements of assets and liabilities of Strong Municipal Money Market Fund, Inc., Strong Short-Term Municipal Bond Fund, Inc., Strong Insured Municipal Bond Fund, Inc., Strong Municipal Bond Fund, Inc. and Strong High-Yield Municipal Bond Fund, Inc. (collectively referred to herein as the "Strong Municipal Income Funds"), including the schedules of investments in securities, as of December 31, 1994, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended for Strong Municipal Money Market Fund, Inc., Strong Short-Term Municipal Bond Fund, Inc., Strong Insured Municipal Bond Fund, Inc., and Strong Municipal Bond Fund, Inc., and for the period from October 1, 1993 (inception) to December 31, 1993 and the year ended December 31, 1994 for Strong High-Yield Municipal Bond Fund, Inc., and the financial highlights for each of the periods indicated. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1994 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Strong Municipal Income Funds as of December 31, 1994, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended for Strong Municipal Money Market Fund, Inc., Strong Short-Term Municipal Bond Fund, Inc., Strong Insured Municipal Bond Fund, Inc., and Strong Municipal Bond Fund, Inc., and for the period from October 1, 1993 (inception) to December 31, 1993 and the year ended December 31, 1994 for Strong High-Yield Municipal Bond Fund, Inc., and the financial highlights for each of the periods indicated, in conformity with generally accepted accounting principles.

                                        COOPERS & LYBRAND L.L.P.

Milwaukee, Wisconsin
January 28, 1995

                            DIRECTORS OF THE FUND

                              Richard S. Strong
                              Marvin E. Nevins
                               Willie D. Davis

                             OFFICERS OF THE FUND

                              Richard S. Strong
                            Chairman of the Board

                                John Dragisic
                                Vice Chairman

                              Lawrence A. Totsky
                                Vice President

                               Thomas P. Lemke
                                Vice President

                               Ann E. Oglanian
                                   Secretary

                              Thomas M. Zoeller
                                  Treasurer

                              Investment Advisor
                       Strong Capital Management, Inc.
                  P.O. Box 2936, Milwaukee, Wisconsin 53201

                                 Distributor
                       Strong Funds Distributors, Inc.
                  P.O. Box 2936, Milwaukee, Wisconsin 53201

                                  Custodian
                            Firstar Trust Company
                   P.O. Box 701, Milwaukee, Wisconsin 53201

                 Transfer Agent and Dividend-Disbursing Agent
                       Strong Capital Management, Inc.
                  P.O. Box 2936, Milwaukee, Wisconsin 53201

                                   Auditors
                           Coopers & Lybrand L.L.P.
             411 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

                                Legal Counsel
                             Godfrey & Kahn, S.C.
              780 North Water Street, Milwaukee, Wisconsin 53202

                                Ticker Symbols
                SXFXX - The Strong Municipal Money Market Fund STSMX - The Strong Short-Term Municipal Bond Fund STIMX - The Strong Insured Municipal Bond Fund SXFIX - The Strong Municipal Bond Fund
                SHYLX - The Strong High Yield Municipal Bond Fund

                   FOR LITERATURE AND INFORMATION REQUESTS,
                             CALL 1-800-368-1030.

                      TO DISCUSS AN EXISTING ACCOUNT OR
                            CONDUCT A TRANSACTION,
                            CALL 1-800-368-3863.

      This report must be preceded or accompanied by the prospectus for the Strong Municipal Income Funds.




                                [STRONG LOGO]

                       STRONG FUNDS DISTRIBUTORS, INC.
                                P.O. Box 2936
                          Milwaukee, Wisconsin 53201